As filed with the Securities and Exchange Commission on October 10, 2003	Registration No. Registration No. 811-02513
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 and REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of ING Life Insurance and Annuity Company

ING Life Insurance and Annuity Company

151 Farmington Avenue, TS31, Hartford, Connecticut 06156

Depositor's Telephone Number, including Area Code: (860) 723-2260

Julie E. Rockmore, Counsel
ING Life Insurance and Annuity Company
151 Farmington Avenue, TS31, Hartford, Connecticut 06156
(Name and Address of Agent for Service)

Approximate date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

ING Flexible Income Annuity Prospectus December 10, 2003

The Contract. The contract described in this prospectus is a fixed or variable, group or individual immediate annuity contract issued by ING Life Insurance and Annuity Company (the Company) (formerly known as Aetna Life Insurance and Annuity Company). The contracts are available as internal exchanges from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). The contract may be issued as either a nonqualified contract, or as a qualified contract for use with a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986, as amended (Tax Code) or with retirement plans under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans.

Why Reading this Prospectus is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. The information will help you decide if the contract is right for you. Please read this prospectus carefully.

Table of Contents ... page 3

Investment Options. The contract offers variable investment options and a fixed dollar option. When you purchase the contract, your purchase payment will be applied to the investment options you select. Some investment options may be unavailable through your contract, your plan or in your state.

The Funds

AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
Calvert Social Balanced Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING Alger Aggressive Growth Portfolio (Service Class)
ING Alger Growth Portfolio (Service Class)
ING American Century Small Cap Value Portfolio (Service
  Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING DSI Enhanced Index Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service
  Class)*
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Global Growth Portfolio (Service Class)
ING MFS Research Equity Portfolio (Initial Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial
  Class)
ING Salomon Brothers Fundamental Value Portfolio (Service
  Class)
ING Salomon Brothers Investors Value Portfolio (Service
  Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS Tactical Asset Allocation Portfolio (Service Class)

ING Van Kampen Comstock Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class R)
ING VP Bond Portfolio (Class R)
ING VP Growth and Income Portfolio (Class R)
ING VP Growth Portfolio (Class R)
ING VP Index Plus LargeCap Portfolio (Class R)
ING VP Index Plus MidCap Portfolio (Class R)
ING VP Index Plus SmallCap Portfolio (Class R)
ING VP International Equity Portfolio (Class R)
ING VP International Value Portfolio (Class R)
ING VP MagnaCap Portfolio (Class R)
ING VP Money Market Portfolio (Class R)
ING VP Small Company Portfolio (Class R)
ING VP Strategic Allocation Balanced Portfolio (Class R)
ING VP Strategic Allocation Growth Portfolio (Class R)
ING VP Strategic Allocation Income Portfolio (Class R)
ING VP Value Opportunity Portfolio (Class R)
Janus Aspen Balanced Portfolio (Institutional Shares)
Janus Aspen Flexible Income Portfolio (Institutional Shares)
Janus Aspen Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional
  Shares)
Lord Abbett Growth and Income Portfolio (Class VC)
Lord Abbett Mid-Cap Value Portfolio (Class VC)
Oppenheimer Global Securities Fund/VA
Oppenheimer Strategic Bond Fund/VA
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)

* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on this page. Subaccount performance will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section on page 15, in Appendix II - Description of Underlying Funds, and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Getting Additional Information. You may obtain the December 10, 2003, Statement of Additional Information (SAI) about the separate account by indicating your request on your application or enrollment form or calling us at 1-800-238-6273. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) website, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operation of the Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 34 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and your payment amount will not vary. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed dollar option in Appendix I of this prospectus.

Table of Contents
Contract Overview Contract Design Who's Who Contract Rights The Contract and Retirement Plan Contract Facts Questions: Contacting the Company (sidebar) Sending Forms and Written Requests in Good Order (sidebar)	4

Fee Table	6
Condensed Financial Information	9
Purchase	9
Right to Cancel	10
Income Payments	10
Calculating Variable Income Payments	14
Investment Options	15
Fees	18
Death Benefit	21
Withdrawals	22
Taxation	23
Other Topics The Company - Variable Annuity Account C - Contract Distribution - Payment Delay or Suspension - Performance Reporting - Voting Rights - Contract Modifications - Transfer of Ownership - Legal Matters and Proceedings - Financial Statements	30
Contents of the Statement of Additional Information	34
Appendix I - Fixed Dollar Option	I-1
Appendix II - Description of Underlying Funds	II-1

3

Contract Overview

Questions: Contacting the Company

To answer your questions, contact your sales representative or write or call our Customer Service Center at:

ING
Attention: Payout Services
151 Farmington Avenue
Hartford, CT 06156
1-800-238-6273

Sending Forms and Written Requests in Good Order

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your sales representative or write or call us to learn what information is required for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional detail.
Contract Design

The contract described in this prospectus is a fixed and/or variable, group or individual immediate annuity contract. It is designed for individuals who would like regular income payments from an annuity contract.

Who's Who

Contract Holder: The person or plan to whom we issue an individually owned contract, or the plan to which we issue a group master contract.

Participant (you/your): The individual who owns an individual contract, participates in a group master contract, or who receives income payments in connection with an individual contract owned by a plan sponsor.

The Company (we, us, our): ING Life Insurance and Annuity Company. We issue the contract.

Contract Rights

For individual and group master contracts issued in connection with 401 and 457 plans, the plan sponsor is the contract holder and holds the rights under the contract. Section 401 and 457 plan sponsors may allow their participants to exercise certain limited contract rights. For example, the section 401 or 457 plan sponsor has the right to make investment selections, but may permit their individual participants to exercise that right. For individual contracts issued on a nonqualified basis and those issued in connection with 408(b) and most 403(b) retirement plans, the individual is the contract holder and holds all contract rights. In situations where an individual or group master contract is issued to the plan sponsor of a 403(b) plan, the participant generally holds all contract rights.

The Contract and Retirement Plans

We may offer this contract to employees or other individuals in connection with a retirement plan.

Plan Type. We refer to a retirement plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408(b) or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. However, annuities do provide other features and benefits such (as the option of lifetime income phase options at established rates) which may be valuable to you. Your should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase or Participation."

4

Contract Facts

Income Payment Options. You may select from a number of features for your payments including but not limited to: duration, number of payees, payments to beneficiaries, guaranteed minimum payment amount, and variable or fixed payments. Some features require payment of additional fees. See "Income Payments."

Free Look/Right to Cancel. The contract holder may cancel the contract no later than within ten days of receipt (some states require more than ten days). Participants in 403(b) plans and some 401 plans may cancel their participation in a group contract no later than ten days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit. If any guaranteed income payments remain to be paid at the time of the death of the annuitant or both annuitants, if applicable, they may be paid to your beneficiary. See "Death Benefit."

Withdrawals. Some income payment options allow you to withdraw a portion or all of any remaining guaranteed payments. An early withdrawal charge may apply. See "Withdrawals."

Fees. Certain fees associated with the contract will reduce income payments. See "Fee Table" and "Fees."

Taxation. The Tax Code has certain rules that apply to amounts distributed under the contract. Tax penalties may apply if rules are not followed. See "Taxation."

5

Fee Table

In this Section:

  Maximum Transaction Fees
  Maximum Fees Deducted from the Subaccounts
  Fees Deducted by the Funds
  Hypothetical Examples

Also see the "Fees" for:

  How, When and Why Fees are Deducted
  Premium and Other Taxes
  Reduction or Elimination of Certain Fees

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options.

The tables and examples in this section show the fees that may affect the amount of variable income payments. For fees applicable to fixed income payments, see Appendix I. See "Fees" for additional information. The fees shown below do not reflect any premium tax that may apply.

Maximum Transaction Fees

Early Withdrawal Charge

(As a percentage of the present value of remaining guaranteed income payments withdrawn)(1)

Early Withdrawal Charge Schedule*

Number of Years from
Contract Effective Date**
Fewer than 1
1 or more but fewer than 2
2 or more but fewer than 3
3 or more but fewer than 4
4 or more but fewer than 5
5 or more but fewer than 6
6 or more but fewer than 7
7 or more

Early Withdrawal Charge 7% 6% 5% 4% 3% 2% 1% 0%

* Not all contracts permit withdrawals. Under certain contracts withdrawals are not allowed during the first year. See "Withdrawals."

** For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date. For amounts transferred into this contract as a result of an internal exchange, see "Fees."

(1) Although the maximum early withdrawal charge is 7% of the remaining guaranteed income payments withdrawn, the total early withdrawal charge deducted will not exceed 8.5% of your purchase payment to the contract. See "Fees-Early Withdrawal Charge."

6

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Fees Deducted from the Subaccounts

(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

For Contracts Without the Guaranteed Minimum Income Feature:

Mortality and Expense Risk Charge Administrative Expense Charge(2) Total Separate Account Expenses	Maximum Charge 1.25% 0.25% 1.50%	Current Charge 0.95% 0.00% 0.95%
For Contracts With the Five-Year Guaranteed Minimum Income Feature:
Mortality and Expense Risk Charge Administrative Expense Charge(2) Five-Year Guaranteed Minimum Income Charge(3) Total Separate Account Expenses	Maximum Charge 1.25% 0.25% 1.00% 2.50%	Current Charge 0.95% 0.00% 1.00% 1.95%

(2) We currently do not impose an administrative expense charge; however, we reserve the right to impose this charge for new contracts and to deduct a daily charge from the subaccounts equivalent to not more than 0.25% annually.

(3) This charge terminates after five years.

Fees Deducted by the Funds

The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the fund's most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses [1] (expenses that are deducted from fund assets, including management fees, distribution and/or service (12b-1) fees*, and other expenses):	Minimum 0.34%	Maximum 1.65%

* The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. These fees are for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Expenses" for additional information.

1 The minimum and maximum total operating expenses charged by a fund including applicable expense reimbursement or fee waiver arrangements would be 0.34% and 1.55%. The fund having the minimum expense percentage is not subject to a fee waiver or expense reimbursement arrangement. The fund having the maximum expense percentage is subject to a fee waiver or expense reimbursement arrangement which will continue through at least April 30, 2004.

How Fees are Deducted. Fund fees are not deducted directly from your income payments. When a subaccount purchases shares of a fund, the fees are reflected in that purchase price, so income payments based on investments in that subaccount will be impacted indirectly by the fund fees.

7

Hypothetical Examples

The following examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include contract holder transaction expenses, maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Example 1: The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the maximum total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 31/2% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Applicable to contracts without the guaranteed minimum income feature	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX

Applicable to contracts with the five-year guaranteed minimum income feature	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX

Example 2: The following examples assume that you invest $10,000 in the contract and that your investment has a 5% return each year. For the purpose of these examples, we deducted the minimum total annual fees and expenses of any of the funds available for each type of contract and the maximum charges under the contract (i.e., a maximum mortality and expense risk charge of 1.25% annually, an administrative expense charge of 0.25% annually, and the guaranteed minimum income charge of 1.00% annually for the first five years, as applicable) and assume you have selected the "nonlifetime-guaranteed payments" income payment option for a 15 year period with a 31/2% assumed annual net return rate.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your remaining guaranteed payments at the end of the periods shown, you would pay the following fees, including any applicable early withdrawal charge:				(B) If you do not withdraw your remaining guaranteed payments, you would pay the following fees at the end of the periods shown (no early withdrawal charge is reflected):
	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
Applicable to contracts without the guaranteed minimum income feature	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX

Applicable to contracts with the five-year guaranteed minimum income feature	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX

8

Condensed Financial Information

Understanding Condensed Financial Information. As of the date of this prospectus, we had not begun selling the contracts and the subaccounts did not have any assets attributable to the contracts. Therefore, no condensed financial information is presented herein.

Purchase

Contracts Available for Purchase. The contract is designed for persons who would like to receive regular income payments from an annuity contract. The contracts are available as internal exchanges from certain existing annuity contracts issued by the Company or certain of its affiliates, and to any participants in a retirement plan where the plan sponsor has purchased a group master contract (whether or not connected with an internal exchange). It is available as either a nonqualified contract or as a qualified contract for use with a traditional IRA under section 408(b) of the Tax Code or with retirement plans qualifying under Tax Code sections 401, 403(b) or 457. Contracts sold in New York are not available to 457 plans. Availability as a group contract is subject to state approval. We reserve the right to limit purchase of an individual nonqualified contract to natural persons.

ERISA Notification. We must be notified by the employer or plan trustee if the contract is offered in connection with a 403(b) or 401 plan that is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Factors to Consider in the Purchase Decision. You should discuss your decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur.

How to Purchase. You may purchase the contract by submitting your purchase payment and the required application or enrollment forms to us.

Purchase Payment Amount. To purchase a contract you must make one payment of at least $10,000. After your initial payment, no additional purchase payments may be made. We reserve the right to lower the minimum required payment, to establish a maximum payment amount and to reject any payment exceeding the maximum.

Acceptance or Rejection. We must accept or reject your application or enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payment for five business days pending completion. In all cases, we may hold a purchase payment for longer periods with your permission. If we reject your application or enrollment, we will return the forms and any purchase payment.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Age Requirements. The maximum issue age is between 80 and 95, depending upon the income payment option and features selected. We reserve the right to modify the maximum issue age.

Allocation of Your Purchase Payment to the Investment Options. We will allocate your purchase payment, less any applicable premium taxes, among the investment options you select. You may select up to eighteen of the available variable investment options at any one time. You may also select the fixed dollar option and allocate all or a portion of your purchase payment to the general account. See "Investment Options." Allocations must be in whole percentages. Any purchase payment received before we accept the application or enrollment materials will be invested as of the day we do accept them.

9

Right to Cancel

When and How to Cancel. The contract holder may cancel the contract within ten days of receipt (some states require more than ten days) by returning it, or the document showing your participation under a group contract, to our Customer Service Center along with a written notice of cancellation. For contracts issued in connection with 401 or 457 plans, the contract holder may follow these procedures on behalf of the participant.

Refunds. On the day we receive the request for cancellation in good order, we will calculate your contract value. Your refund will equal that value and will reflect deduction of any income payments made. This amount may be more or less than your purchase payment. In certain states (or if you have purchased the contract as an IRA), we may be required to return your entire purchase payment. We will issue your refund within seven days of our receipt of your request in good order.

Income Payments

Under the contract, we will make regular income payments to you or to a payee you designate in writing.

Initiating Payments. To initiate income payments, you must make the following selections on your application or enrollment form:

Terms to understand:

Annuitant(s): The person(s) whose life or life expectancy(ies) determines the amount or continuation of lifetime income payments or whose death results in payment of death benefits.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Payment start date;
Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
Income payment option and any special features, such as a right to withdraw or the Five-Year Guaranteed Minimum Income Feature;
Fixed, variable or a combination of both fixed and variable payments;
The subaccounts to allocate your purchase payment among (only if variable payments are elected); and
An assumed annual net return rate (only if variable payments are elected).

Your sales representative can help you consider what selections may be appropriate for your financial goals. Generally, your selections may not be changed after the contract is issued. Some changes, such as transfers among subaccounts, may be allowed. Payments need to conform to minimum distribution requirements if applicable.

What Affects Income Payment Amounts? Some of the factors that may affect the amount of your income payments include your age, gender, the amount of your purchase payment, the income payment option selected, the number of guaranteed income payments selected (if any), whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed annual net return rate selected.

Payment Due Dates. You will generally receive your first income payment on the last day of the selected payment period. For example, if you elect to receive one payment a year, we will make the payment on the day before the anniversary of the contract effective date. An alternative first payment date may be elected subject to our approval and in compliance with IRS regulations.

Minimum Payment Amounts. For all payment options, the initial income payment must be at least $50 per month, or total yearly payments of at least $250.

10

Assumed Annual Net Return Rate. If you select variable income payments, you must also select an assumed annual net return rate of either 5% or 31/2%.

If you select a 5% rate, your first income payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 31/2% rate, your first income payment will be lower, but subsequent payments will increase more rapidly and decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed annual net return rate, call us for a copy of the SAI. See "Contract Overview-Questions: Contacting the Company."

Five-Year Guaranteed Minimum Income Feature. If you select this feature, we guarantee that during the first five contract years your variable payment will never be less than the guaranteed minimum payment amount shown in the contract. The guaranteed minimum payment amount equals 90% of your estimated initial payment.

Estimated Initial Payment Amount. On the date we issue the contract we estimate the amount of your initial payment based on the value of the annuity units your payment purchases on that date. See "Calculating Variable Income Payments-Annuity Units." Your guaranteed minimum payment amount equals 90% of this estimated amount.

This feature requires that you select at issue:

  A lifetime payment option or a nonlifetime payment option of 15 years or more
  The ability to make withdrawals
  100% variable payments
  Funds from the following list:

AIM V.I. Core Equity Fund (Series I)

Calvert Social Balanced Portfolio

Fidelity® VIP Equity-Income Portfolio (Initial Class)

ING DSI Enhanced Index Portfolio (Service Class)

ING MFS Research Equity Portfolio (Initial Class)

ING OpCap Balanced Value Portfolio (Service Class)

ING PIMCO Total Return Portfolio (Service Class)

ING Salomon Brothers Investors Value Portfolio (Service Class)

ING UBS Tactical Asset Allocation Portfolio (Service Class)

ING Van Kampen Comstock Portfolio (Service Class)

ING VP Balanced Portfolio, Inc. (Class R)

ING VP Bond Portfolio (Class R)

ING VP Growth and Income Portfolio (Class R)

ING VP Index Plus LargeCap Portfolio (Class R)

ING VP Money Market Portfolio (Class R)

ING VP Strategic Allocation Balanced Portfolio (Class R)

ING VP Strategic Allocation Growth Portfolio (Class R)

ING VP Strategic Allocation Income Portfolio (Class R)

Janus Aspen Balanced Portfolio (Institutional Shares)

Janus Aspen Flexible Income Portfolio (Institutional Shares)

Lord Abbett Growth and Income Portfolio (Class VC)

Oppenheimer Strategic Bond Fund/VA

Pioneer Equity Income VCT Portfolio (Class I)

Pioneer Fund VCT Portfolio (Class I)

If you select this feature you may transfer only between these available funds 3.5% assumed annual net return rate Certain age restrictions may also apply

11

Five-Year Guaranteed Minimum Income Feature (continued)

If you select this feature, any withdrawal during the first five contract years will result in a proportionate reduction in your guaranteed minimum payment amount.

In addition to other contract charges, if you select this feature, the guaranteed minimum income charge will apply for the first five contract years. See "Fees."

Start Date. The contract is designed to be viewed as an immediate annuity contract under the Tax Code. For nonqualified contracts you may elect to delay your income payment start date for up to 12 months following purchase of the contract. See "Taxation" for rules applicable where death occurs before the annuity starting date under a nonqualified annuity. Consult a tax adviser before electing a delay. Annuity payments under a qualified contract must meet the required beginning date applicable to your plan.

Taxation. The Tax Code has rules regarding income payments. For example, for qualified contracts, guaranteed payments may not extend beyond (a) the estimated life expectancy of the annuitant or (b) the joint life expectancies of the annuitant and beneficiary. Payments must comply with the minimum distribution requirements of Tax Code section 401(a)(9). In some cases tax penalties will apply if rules are not followed. For tax rules that may apply to the contract see "Taxation."

12

Payment Options

The following table lists the income payment options and their accompanying death benefits and rights to withdraw. See "Death Benefit," "Withdrawals," and Appendix I for additional detail. We may offer additional income payment options under the contract from time to time.

Lifetime Payment Options
Life Income

Length of Payments: For as long as the annuitant lives. It is possible that no payment will be made if the annuitant dies prior to the first payment's due date.

Death Benefit-None: All payments end upon the annuitant's death.

Right to Withdraw-None.

Life Income - Guaranteed Payments

Length of Payments: For as long as the annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option).

Death Benefit-Payment to the Beneficiary: If the annuitant dies before we have made all the guaranteed payments, payments will continue to the beneficiary.

Right to Withdraw: At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").

Life Income - Two Lives

Length of Payments: For as long as either annuitant lives. It is possible that no payment will be made if both the annuitant and joint annuitant die before the first payment's due date.

Continuing Payments: When you select this option you will also choose either:

(a) Full or reduced payments to continue to the surviving annuitant after the first annuitant's death; or

(b) 100% of the payment to continue to the annuitant on the joint annuitant's death, and a reduced payment to continue to the joint annuitant on the annuitant's death.

In either case, payments cease upon the death of the surviving annuitant.

Any reduction in payment will result in a corresponding reduction to the amount of the guaranteed minimum income payment, if applicable.

Death Benefit-None: All payments end upon the death of both annuitants.

Right to Withdraw-None.

Life Income - Two Lives - Guaranteed Payments

Length of Payments: For as long as either annuitant lives, with payments guaranteed for your choice of 5-50 years* (or other periods we may make available at the time you select this option.)

Continuing Payments: 100% of the payment will continue to the surviving annuitant after the first annuitant's death.

Death Benefit-Payment to the Beneficiary: If both annuitants die before the guaranteed payments have all been paid, payments will continue to the beneficiary.

Right to Withdraw: At the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").

Nonlifetime Payment Option
Nonlifetime - Guaranteed Payments

Length of Payments: Payments will continue for your choice of 5-50 years* (or other periods we may make available at the time you select this option).

Death Benefit - Payment to the Beneficiary: If the annuitant dies before we make all the guaranteed payments, payments will continue to the beneficiary.

Right to Withdraw:

(a) If you are receiving variable income payments you may withdraw all or a portion of any remaining guaranteed payments at any time.

(b) If you elect to receive fixed income payments at the time of purchase, you may elect the right to withdraw all or a portion of any remaining guaranteed payments (some restrictions apply, see "Withdrawals").

* For qualified contracts a guaranteed payment period may not extend beyond your life expectancy or age 100 whichever is earlier.

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Right to Change Guaranteed Payment Period

If your are receiving payments under a nonlifetime payment option, you may shorten or lengthen the period for which the guaranteed payments will be made or change to a lifetime payment option, subject to the following:

(a)	You may make the change on any contract anniversary beginning on the second contract anniversary;
(b)	Any change request must be in writing and received by us in good order within 30 days prior to the contract anniversary:
(c)	A guaranteed payment period may be shortened to a period not less than 10 years from the contract effective date;
(d)	For nonqualified contracts, a guaranteed payment period may be lengthened to a period not greater than 50 years from the contract effective date or age 100, whichever is earlier;
(e)	For qualified contracts, a guaranteed payment period may not extend beyond your life expectancy or age 100, whichever is earlier;
(f)	The withdrawal value on the contract anniversary of the change will be used to determine the amount of the new annuity payments. See "Withdrawals - Withdrawal Value;" and
(g)	We will terminate your withdrawal rights if a life annuity option is chosen.

For both fixed and variable payments, the right to change a payment period is available. The right to change a payment period may not be available in all states. Certain other conditions and restrictions may apply.

A change to a lifetime payment option and any change in the guaranteed payment period may have an impact on the amount of each payment and the amount of each payment that is taxable. For advice about how any such change will affect your taxes, consult your tax adviser.

Calculating Variable Income Payments

The amount of any variable income payment is determined by multiplying the number of annuity units that you hold by an annuity unit value (AUV) for each unit.

Annuity Units. When you select variable income payments, your initial purchase payment purchases annuity units of the Variable Annuity Account C subaccounts corresponding to the funds you select. The number of units purchased is based on your purchase payment amount and the value of each unit on the day the purchase payment is invested. Generally, the number of units will not vary over the life of the contract, but the value of each unit will vary daily based on the performance of the underlying fund and deduction of fees. Some events may result in a change in the number of units, including withdrawals, death of an annuitant if a reduction in payment to a surviving annuitant was selected, transfers among subaccounts, or a change in a guaranteed payment period. While the number of units may change if you transfer among subaccounts or make a change in a guaranteed payment period, the current value of your contract will not change as a result of either of these events.

Annuity Unit Value (AUV). The value of each annuity unit in a subaccount is called the annuity unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects daily deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

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Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net return factor of the subaccount, and by a factor to reflect the assumed annual net return rate. The net return factor measures the investment performance of the subaccount from one valuation to the next. The assumed annual net return rate will be either 31/2% or 5% as you selected.

Current AUV = Prior AUV x Net Return Factor x Assumed Annual Net Return Rate Factor

Net Return Factor. The net return factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net return rate.

The net return rate is computed according to a formula that is equivalent to the following:

The net assets of the fund held by the subaccount as of the current valuation; minus
The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
The total value of the subaccount's units at the preceding valuation; minus
A daily deduction for the mortality and expense risk charge, the administrative expense charge (if any) and the guaranteed minimum income charge (if applicable). See "Fees."
The net return rate may be either positive or negative.
Investment Options

When you purchase the contract, your purchase payment (less any applicable premium tax) will be applied to the investment options you select. If you select variable investment options, you will receive variable income payments. If you select the fixed dollar option, you will receive fixed income payments. If you select one or more variable investment options and the fixed dollar option, a portion of your payment will vary and a portion will remain fixed.

Variable Income Payments. If you select variable income payments, the amount of your income payments will vary based on the performance of the variable investment options that you select. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in a specific mutual fund (fund). You do not invest directly in or hold shares of the funds.

  Mutual Fund (fund) Descriptions. We provide brief descriptions of the funds in Appendix II. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Room.

Fixed Income Payments. If you select fixed payments, your purchase payment will be applied to the fixed dollar option and the amount of your payments will not vary. Except where noted, this prospectus describes only the variable investment options. The fixed dollar option is described in Appendix I.

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Number of Options You May Select. You may select up to eighteen subaccounts and/or the fixed dollar option at any one time.
Selecting Investment Options
Choose options appropriate for you. Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

  Understand the risks associated with the options you choose. Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

Be informed. Read this prospectus, the fund prospectuses and the Fixed Dollar Option appendix in this prospectus.

  Additional Risks of Investing in the Funds (Mixed and Shared Funding)

  "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

  "Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

    Shared - bought by more than one company.

    Mixed - bought for annuities and life insurance.

  It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

  Limits on Availability of Options. Some funds may be unavailable through your contract or plan or in some states. We may add, withdraw or substitute funds, subject to the conditions in your contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

  Limits Imposed by the Underlying Fund. Orders for the purchase of fund shares may be subject to acceptance or rejection by the fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

  Transfers Among Variable Investment Options. You may transfer amounts among the available subaccounts. The Company reserves the right to limit such transfers to 12 in any calendar year and to establish a minimum transfer amount. Transfers are not allowed into or out of the fixed dollar option.

  Transfer Requests. Requests may be made, after the contract is issued, in writing, by telephone or, where applicable, electronically.

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  Limits on Frequent Transfers. The contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Such frequent trading can disrupt management of a fund and raise its expenses. This in turn can have an adverse effect on fund performance. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the contract.

  We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract holders. Such restrictions could include: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder at a time.

  We further reserve the right to impose, without prior notice, restrictions on any transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other contract holders, including restricting or barring trades of individuals via facsimile, telephone and internet, and other measures deemed appropriate to the circumstances.

  Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

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Fees

  The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

  Transaction Fee

  Early Withdrawal Charge

  Withdrawals of all or a portion of the present value of remaining guaranteed income payments may be subject to an early withdrawal charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge. Not all contracts permit withdrawals. See "Withdrawals."

  Amount: The charge is a percentage of the present value of any remaining guaranteed payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract. Although the maximum early withdrawal charge is 7% of the remaining guaranteed payments withdrawn, the total early withdrawal charge will never be more than 81/2% of your purchase payment to the contract.

  Early Withdrawal Charge Schedule:

  Types of Fees

  There are four types of fees and deductions associated with the contract that may affect the amount of your variable income payments. For fees applicable to fixed payments see Appendix I.

    Transaction Fee
    Early Withdrawal Charge
    Fees Deducted from Investments in the Separate Account
    Mortality and Expense Risk Charge
    Administrative Expense Charge
    Five-Year Guaranteed Minimum Income Charge

  Number of Years from
  Contract Effective Date*
  Fewer than 1**
  1 or more but fewer than 2
  2 or more but fewer than 3
  3 or more but fewer than 4
  4 or more but fewer than 5
  5 or more but fewer than 6
  6 or more but fewer than 7
  7 or more

Early Withdrawal Charge 7% 6% 5% 4% 3% 2% 1% 0%	Reduction or Elimination of Certain Fees Fund Fees Premium and Other Taxes

  * For participants under a group contract, the early withdrawal charge will be calculated based on the number of years from the certificate effective date. For amounts transferred into this contract as an internal exchange, see "Internal Exchanges" below.

  **Certain contracts do not allow withdrawals during the first contract year.

  When/How. At the time of withdrawal we deduct this charge from the amount withdrawn.

  Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

  Internal Exchanges. In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

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  Fees Deducted from Investments in the Separate Account

  Mortality and Expense Risk Charge

  Maximum Amount: 1.25% annually of values invested in the subaccounts. We currently charge 0.95% annually.

  When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

  Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

The mortality risks are those risks associated with our promise to make lifetime income payments based on annuity rates specified in the contract.
The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

  If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

  Administrative Expense Charge

  Maximum Amount: We currently do not charge an administrative expense charge. We reserve, however, the right to charge up to 0.25% annually of values invested in the subaccounts.

  When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select.

  Purpose. This charge helps defray our administrative expenses. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

  Five-Year Guaranteed Minimum Income Charge

  This additional charge is assessed only if you select one of the guaranteed minimum income features.

  Amount: 1.00% annually of values invested in the subaccounts until the five-year guarantee period has ended.

  When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. This charge will be assessed only during the first five contract years.

  Purpose. This charge compensates us for the additional mortality and expense risks we assume by guaranteeing minimum income payments. For additional information regarding those risks, see "Mortality and Expense Risk Charge-Purpose" in this section.

  Reduction or Elimination of Certain Fees

  When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administration expenses, we may reduce or eliminate the early withdrawal charge or mortality and expense risk charge. Our decision to reduce or eliminate either of these charges will be based on one or more of the following:

The size and type of group of individuals to whom the contract is issued;

  A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of its affiliates, receiving distributions or making transfers from other contracts or arrangements offered by us or one of our affiliates, or transferring amounts held under qualified plans sponsored by the Company or an affiliate; or

The type and frequency of administrative and sales services to be provided.

  The reduction or elimination of any of these charges will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these charges may be subject to state approval.

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  Fund Fees

  Amount. Each fund determines its own advisory fee, service fees or 12b-1 fees (if applicable) and other expenses. The fees are described in more detail in each fund prospectus. Service fees and 12b-1 fees are generally deducted from fund assets in order to pay for the servicing or distribution of fund shares. If a fund has such fees, some or all of such fees may be remitted to the Company as compensation for distribution or shareholder services performed by the Company with respect to the use of the funds as investment options under the contracts. In addition to any service fees or 12b-1 fees that the Company may receive from a fund or its affiliate, the Company also receives compensation from certain funds or their affiliates for administrative, recordkeeping or other services provided by the Company to the fund or the fund affiliates. Such additional payments do not increase, directly or indirectly, the fund's fees and expenses. As of December 31, 2002, the amount of such additional payments ranged up to 0.425% annually for affiliated funds, and 0.25% annually for unaffiliated funds, of the average net assets held in a fund by the Company.

  When/How. Fund fees and expenses are reflected in the daily value of fund shares. These values affect the daily value of the subaccounts.

  Purpose. These fees and expenses help to pay the fund's investment adviser and operating expenses.

  Premium and Other Taxes

  Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

  When/How. Our current practice is to reflect the cost of premium taxes in our income payment rates. We reserve the right, however, to deduct a charge for premium taxes from your purchase payment on the contract effective date. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

  In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

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Death Benefit

  The following describes the death benefit applicable to variable income payments. These are also outlined under "Income Payments-Payment Options." For information on the death benefit applicable to the fixed dollar option, refer to Appendix I.

  See "Income Payments" for a definition of annuitant and beneficiary as used in this section.

  Payment of Death Benefit. Upon the death of the annuitant and any surviving joint annuitant, if applicable, a death benefit may be payable if your contract is issued under any of the following income payment options:

  1. Life Income - Guaranteed Payments;

  2. Life Income - Two Lives - Guaranteed Payments; or

  3. Nonlifetime - Guaranteed Payments.

  Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules where you have elected to delay your payment start date under a nonqualified annuity and you die before the income payment start date. Under payment options 1 and 2 above, a lump-sum payment of the present value of any death benefit may be requested within six months following the date of death. A lump-sum payment may be requested at any time (even after the six month period) if you had elected the right to withdraw. Under payment option 3 above, a lump-sum payment of the present value of any death benefit may be requested at any time. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven days following our receipt of your request in good order.

  Calculation of Lump-Sum Payment of the Death Benefit. The value of the lump-sum payment of the death benefit will equal the present value of any remaining guaranteed income payments, calculated using the same rate we used to calculate the income payments (i.e., the 31/2% or 5% assumed annual net return rate used for variable payments). We will calculate this value on the next valuation date following our receipt of proof of death acceptable to us and payment request in good order. Such value will reflect any payments made after the date of death. See Appendix I-Fixed Dollar Option for information on calculation of a lump-sum payment of the death benefit applicable to the fixed dollar option.

  Who Receives Death Benefit Proceeds? The beneficiary is the person entitled to receive any death benefit proceeds. We will pay any death benefit proceeds based on the last written beneficiary designation on file at our Customer Service Center as of the date of death.

  Changes in Beneficiary Designations. The designated beneficiary may be changed at any time during the lifetime of the annuitant and the joint annuitant (if applicable). Such change must be submitted to us in writing, and except for contracts issued in New York, will become effective as of the date written notice of the change is received and recorded by us. For contracts issued in New York, the change will become effective as of the date the notice is signed. However, our obligation to pay death benefits will be fully discharged upon payment to the beneficiary named in the written notice of beneficiary designation that we last received as of the date of such payment.

  Some restrictions may apply to beneficiary changes under qualified contracts.

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Withdrawals

  Withdrawals of Variable Income Payments

  You may make partial or full withdrawals of the present value of any remaining guaranteed variable income payments if you are receiving payments under either one of the following:

    A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).

The nonlifetime payment option.
Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50. If you selected the Lifetime Guaranteed Minimum Income Feature, you may not make any withdrawals.

  Withdrawals of Fixed Income Payments

  (For additional details see Appendix I - Fixed Dollar Option.)

  You may make partial or full withdrawals of the present value of any remaining fixed income payments if you are receiving payments under either one of the following:

    A lifetime payment option with guaranteed payments and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year (subject to state approval).

The nonlifetime payment option and you elected a right to make withdrawals. In this circumstance withdrawals are allowed once each year, beginning after the first contract year.
Partial withdrawals are allowed only if each remaining guaranteed payment will be at least $50.

  Withdrawal Value

  Variable Income Payments. For any withdrawal of remaining variable guaranteed income payments, the amount available for withdrawal is equal to the present value of any remaining guaranteed variable payments (less any applicable early withdrawal charge) calculated using the same rate we used to calculate the income payments (i.e., the 31/2% or 5% assumed annual net return rate stated in the contract). Withdrawal values are determined as of the valuation date following our receipt of your written request in good order at our Customer Service Center.

  Fixed Income Payments. See Appendix I for details regarding the withdrawal value of fixed payments.

Early Withdrawal Charge Withdrawals may be subject to an early withdrawal charge as described in "Fees-Early Withdrawal Charge."

  Reduction of Remaining Payments

  Any withdrawal will result in a proportionate reduction of any remaining guaranteed payments and any applicable guaranteed minimum payment amount. Additionally, the withdrawal amount will be taken from the subaccounts proportionately, unless you designate otherwise. For lifetime income payment options, any payments to be made beyond the guaranteed payment period will be unaffected by any withdrawals.

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Taxation

  In This Section:

  Introduction

  Contract Type

  Withdrawals and Other Distributions

  10% Penalty Tax

  Withholding for Federal Income Tax Liability

  Rules Specific to Certain Plans

  Nonqualified Contracts

  Diversification

  Assignment of Right to Payments

  Delay of Start Date

  Taxation of the Company

  Introduction

  This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

    Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;

    Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

    This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;

    We do not make any guarantee about the tax treatment of the contract or a transaction involving the contract; and

    For the purposes of this "Taxation" section, contract holder means the person to whom we issue an individually owned contract, the person who receives income payments in connection with an individual contract owned by a plan sponsor, or the participant under a group contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser.

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

  Contract Type

  The contract is designed for use on a non-tax qualified basis as a nonqualified contract, or as a qualified contract under certain retirement arrangements under Tax Code sections 401, 403(b), 408(b) or 457.

  Tax Rules. The tax rules vary according to whether the contract is a nonqualified contract or qualified contract used with a qualified retirement arrangement. If used under a qualified retirement arrangement, you need to know the Tax Code section under which your arrangement qualifies. Contact your plan sponsor, sales representative or the Company to learn which Tax Code section applies to your arrangement.

  The Contract. Contract holders are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract. If the contract is purchased in conjunction with a retirement plan, the plan is not a part of the contract and we are not bound by the plan's terms or conditions.

  Withdrawals and Other Distributions

  Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including income payments, full or partial withdrawals of the value of remaining payments (if permitted under the contract), rollovers, exchanges and death benefit proceeds.

  We report the taxable portion of all distributions to the Internal Revenue Service (IRS).

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  Nonqualified Contracts. A full withdrawal of the present value of any remaining guaranteed payments under a nonqualified contract is taxable to the extent that the amount received exceeds any remaining investment in the contract.

  If a partial withdrawal of the present value of any remaining payments is made and the continuing payments you receive are reduced because of the partial withdrawal, a part of the withdrawal may not be taxable. The part that is not taxable is equal to any remaining investment in the contract multiplied by a fraction. The numerator (top part of the fraction) is the reduction in each payment because of the partial withdrawal. The denominator (bottom part of the fraction) is the full amount of each payment originally provided.

  For income payments, a portion of each payment which represents the investment in the contract is not taxable. An exclusion ratio is calculated to determine the nontaxable portion.

  For fixed income payments, in general, there is no tax on the portion of each payment which represents the same ratio that the investment in the contract bears to the total dollar amount of the expected payments as defined in Tax Code section 72(c). The entire annuity payment will be taxable once the recipient has recovered the investment in the contract.

  For variable income payments, an equation is used to establish a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The entire payment will be taxable once the recipient has recovered the investment in the contract.

  401 and 403(b) Plans. All distributions from these plans are taxed as received, unless:

The distribution is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code, or
You made after-tax contributions to the plan. In this case, depending upon the type of distribution, a portion may be excluded from gross income according to rules detailed in the Tax Code.
A payment can be an eligible rollover distribution only if it is both of the following:
Made under a nonlifetime payment option with a period of less than ten years; and

  Only to the extent it is not attributable to after-tax contributions and/or is not a required minimum distribution under Tax Code section 401(a)(9). The minimum distribution rules are subject to change as a result of new regulations.

  Restrictions on Distributions. Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 591/2, severance from employment, disability, or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon: retirement, death, attainment of age 591/2, disability, severance from employment, financial hardship, and termination of the plan in certain circumstances. Such distributions remain subject to other applicable restrictions under the Tax Code.

408(b) IRAs. All distributions from a traditional IRA are taxed as received unless either one of the following is true:
The distribution is rolled over to a plan eligible to receive rollovers or to another traditional IRA in accordance with the Tax Code; or
You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.
A payment can be rolled over only if it is:
Not attributable to after tax contributions; and
Not a required minimum distribution under Tax Code section 401(a)(9).
There are limitations on the number of rollovers that may be made in any one year period. You should consult a tax adviser prior to making a rollover.

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  Taxation of Death Benefit Proceeds. In general, payments received by your beneficiaries after your death are taxed in the same manner as if you had received those payments.

  457(b) Plans. All distributions from a 457 plan of a non-governmental, tax-exempt employer are taxed when paid or made available to you, and are subject to mandatory federal income tax withholding as wages, except death benefits. No withholding is required on payments to beneficiaries.

  All distributions from a governmental 457(b) plan are taxed when paid, unless the distribution is rolled over to an eligible plan, or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code. Generally, under these plans you or a beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

  Rollovers and Transfers. Amounts distributed from a governmental 457(b) plan are eligible to be rolled over to a traditional IRA.

  10% Penalty Tax

  Under certain circumstances, the Tax Code may impose a 10% penalty tax on the taxable portion of any distribution from a nonqualified contract or from a contract used with a 401, 403(b) or 408(b) arrangement. The 10% penalty tax applies only to amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k) or 403(b) plan.

  Nonqualified Contracts. There is an exception to the 10% penalty tax if payment is made under an immediate annuity contract. An immediate annuity is defined as a contract to which all of the following apply:

Is purchased with a single premium;
Has an annuity starting date, as defined by the Tax Code, no later than one year from date of purchase; and
Provides for a series of substantially equal periodic payments to be made no less frequently than annually.

  For purposes of determining whether the contract qualifies as an immediate annuity, the IRS has ruled that where an immediate annuity is received in exchange for a deferred annuity contract in a Tax Code section 1035 exchange, the purchase date of the contract will be deemed to be the date the deferred annuity was purchased. This might cause the contract to fail to qualify as an immediate annuity and the contract will be subject to the 10% penalty tax unless one of the other exceptions to the penalty applies.

  In addition to the immediate annuity exception, the 10% penalty tax does not apply to the taxable portion of distributions made under certain exceptions, including one or more of the following:

You have attained age 591/2;
You have become disabled as defined in the Tax Code;
You have died; or

  The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Modification of the series of payments prior to the later of age 591/2 or five years may result in an additional tax in the year of modification equal to the penalty which would have been imposed, plus interest, if the exception had not applied.

  In addition, if you select an increasing annuity or an early withdrawal of the value of remaining income payments, the payment or distribution may be subject to the 10% penalty tax unless one of the other exceptions applies. You should consult with a tax adviser to determine how this will affect your tax liability.

25

  401 and 403(b) Plans. The 10% penalty tax applies to the taxable portion of a distribution from a 401(a), 401(k) or a 403(b) plan, unless certain exceptions, including one or more of the following have occurred:

You have attained age 591/2;
You have become disabled as defined in the Tax Code;
You have died;
You have separated from service with the plan sponsor at or after age 55;
The distribution is rolled over into another plan of the same type or to an IRA in accordance with the Tax Code;

  You have separated from service with the plan sponsor and the distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or

The distribution is due to an IRS levy upon your account.

  408(b) IRAs. In general, except for the exception relating to separation from service with the plan sponsor at or after age 55, the exceptions listed above for 401 and 403(b) plans also apply to distributions from an IRA. The penalty tax is also waived on a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals or used for a qualified first-time home purchase or for qualified higher education expenses.

  457(b) Plans. Amounts distributed from a 457(b) plan that are attributable to rollovers from a 401(a), 401(k) or 403(b) plan will be subject to a 10% penalty tax on the taxable portion of any such distribution, unless certain exceptions, including one or more of the following, have occurred:

You have attained age 591/2;
You have become disabled, as defined in the Tax Code;
You have died;
You have separated from service with the sponsor at or after age 55;
The distribution amount is rolled over into another eligible plan or to an IRA in accordance with the terms of the Tax Code;

  The distribution amount is made in substantially equal periodic payments (at least annually) over your life or your life expectancy or the joint lives or joint life expectancies of you and your beneficiary, and you have had a separation from service with the plan sponsor; or

The distribution is made due to an IRS levy upon your account.

  Withholding for Federal Income Tax Liability

  Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

  Nonqualified Contracts. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

  401 and 403(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

  408(b) IRAs. Generally, you or a designated beneficiary may elect not to have tax withheld from distributions.

  457 Plans. All distributions from a non-governmental 457 plan, except death benefit proceeds or amounts rolled over to a traditional IRA, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to beneficiaries.

  Non-resident Aliens. If you or a designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

26

  Rules Specific to Certain Plans

  401 Plans. Tax Code section 401(a) permits certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Assignment or Transfer of Contracts. Adverse tax consequences to the 401(a) plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
    A plan participant as a means to provide benefit payments;
      An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
    To the Company as collateral for a loan.

  403(b) Plans. Under Tax Code section 403(b), contributions made by public school systems or nonprofit healthcare organizations and other Tax Code section 501(c)(3) tax exempt organizations to purchase annuity contracts for their employees are generally excludable from the gross income of the employee.

    Assignment or Transfer of Contracts. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to any person except to an alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p).

Restrictions on Distributions. Tax Code section 403(b)(11) restricts the distribution under 403(b) contracts of the following:
    Salary reduction contributions made after December 31, 1988;

    Earnings on those contributions; and

    Earnings during such period on amounts held as of December 31, 1988.

  Distribution of those amounts may only occur upon your death, attainment of age 591/2, separation from service, disability, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

  408(b) IRAs. Tax Code section 408(b) permits eligible individuals to contribute to a traditional IRA on a pre-tax (deductible) basis. Employers may establish Simplified Employee Pension (SEP) plans and contribute to a traditional IRA owned by the employee.

Assignment or Transfer of Contracts. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce.
Rollovers and Transfers. Rollovers and direct transfers are permitted from a 401, 403(a), a 403(b) arrangement, or another traditional IRA to a traditional IRA.

  457(b) Plans. Tax Code section 457(b) provides for certain deferred compensation plans. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and non-government tax exempt entities. The plan may permit participants to specify the form of investment for their deferred compensation account.

    Trust Requirement. 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.

  Restrictions on Distributions. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 701/2; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

27

  Nonqualified Contracts

  Non-Natural Holders of a Nonqualified Contract. If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. This rule does not apply to an immediate annuity which is defined in the same way as for penalty tax purposes (see "10% Penalty Tax-Nonqualified Contracts" in this section) or to contracts held by a trust or other entity as agent for a natural person. Therefore, if you elect an increasing annuity or elect to receive an early withdrawal of all or a portion of the value of any remaining payments, you should consult with a tax adviser to determine how this will affect your tax liability. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax.

  Diversification

  Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested.

  Additionally, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. The Treasury announced that it will issue guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account. It is possible that the Treasury's position, when announced, may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

  Assignment of Right to Payments

  A transfer of a contract, the transfer of the right to payments under a nonqualified contract or the exchange of a contract may have tax consequences. Anyone contemplating any such assignment or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

  Delay of Start Date

  If you have elected to delay your annuity starting date, as defined below, and you die before the annuity starting date, specific rules for payment of any death benefit apply.

  The annuity starting date is defined by the Tax Code to mean the first day of the period (month, quarter, half year, year depending upon whether payments will be made monthly, quarterly, semi-annually or annually) which ends on the date of the first annuity payment.

  A delayed annuity starting date occurs any time a monthly payment begins later than one month, a quarterly payment begins later than three months or a semi-annual payment begins later than six months from date of purchase. For example, if you purchase the contract on June 1 with monthly payments to begin October 1, your annuity starting date is September 1, and would be considered a delayed annuity starting date.

  For nonqualified contracts, if you die before a delayed annuity starting date, the entire interest in the account must be paid within five years of the date of death, or payments may be made over the life or over a period not extending beyond the life expectancy of the designated beneficiary or payee, as applicable, provided such payments begin not later than one year after the date of death. This rule does not apply if the designated beneficiary or payee is your spouse.

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  For qualified contracts, generally if your death occurs before the required beginning date, your interest in the account must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made over the life of the designated beneficiary or over a period not extending beyond the life expectancy of the designated beneficiary. For details regarding rules specific to your retirement plan, consult your tax adviser.

  Taxation of the Company

  We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

  We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

  In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

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Other Topics

  The Company

  We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

  We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

  We are engaged in the business of issuing life insurance and annuities.

  Our principal executive offices are located at:

151 Farmington Avenue Hartford Connecticut 06156

  Variable Annuity Account C

  We established Variable Annuity Account C (the separate account) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of separate account under the federal securities laws.

  The separate account is divided into subaccounts. These subaccounts invest directly in shares of a corresponding fund.

  Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

  Contract Distribution

  The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

  The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

  All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

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  Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

  Aeltus Capital, Inc.

  BancWest Investment Services, Inc.

  Baring Investment Services, Inc.

  Compulife Investor Services, Inc.

  Directed Services, Inc.

  Financial Network Investment Corporation

  Granite Investment Services, Inc.

  Guaranty Brokerage Services, Inc.

  IFG Network Securities, Inc.

  ING America Equities, Inc.

  ING Barings Corp.

  ING Direct Funds Limited

  ING DIRECT Securities, Inc.

  ING Funds Distributor, Inc.

  ING Furman Selz Financial Services LLC

  ING TT&S (U.S.) Securities, Inc.

  Locust Street Securities, Inc.

  Multi-Financial Securities Corporation

  PrimeVest Financial Services, Inc.

  Systematized Benefits Administrators, Inc.

  United Variable Services, Inc.

  VESTAX Securities Corporation

  Washington Square Securities, Inc.

  Compensation will be paid to distributors who sell the contract. Distributors will be paid commissions up to an amount currently equal to 7.0% of purchase payment to a contract or as a combination of a certain percentage amount of the purchase payment to a contract at time of sale and a trail commission as a percentage of assets. Under the latter arrangement, commission payments may exceed 7.0% of purchase payment to the contract over the life of the contract. In limited circumstances, certain of these distributors may also receive compensation, overrides or reimbursement for expenses associated with the distribution of the contract. At times certain distributors may be offered an enhanced commission for a limited period of time. In addition, some sales personnel may receive various types of non-cash compensation such as special sales incentives, including trips and educational and/or business seminars. The total compensation package for sales, supervisory and management personnel of affiliated or related broker-dealers may be positively impacted if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time.

  We pay these commissions, fees and related distribution expenses out of any early withdrawal charges assessed or out of our general assets, including investment income and any profit from investment advisory fees and mortality and expense risk charges. No additional deductions or charges are imposed for commissions and related expenses.

  The names of the broker-dealer and the registered representative responsible for your contract are set forth on your application. Commissions and sales related expenses are paid by the Company and are not deducted from your payment to the contract.

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Payment Delay or Suspension We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
On any valuation date when the New York Stock Exchange is closed (except customary holidays or weekends) or when trading on the New York Stock Exchange is restricted;

  When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or

During any other periods the SEC permits for the protection of investors.
The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

  Performance Reporting

  We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain periods of time based on historical net asset values of the funds. These numbers will reflect the mortality and expense risk charge, the administrative expense charge (if any), any applicable guaranteed minimum income charge and the advisory fees and other expenses of the funds.

  We may also advertise different types of historical performance for the subaccounts including:

Standardized average annual total returns; and
Non-standardized average annual total returns.

  Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC.

  This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account. Standardized average annual returns reflect deduction of all recurring charges during each period (e.g., mortality and expense risk charges, administrative expense charges (if any), any applicable guaranteed minimum income charges and any applicable early withdrawal charges).

  Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not include the deduction of any applicable early withdrawal charges. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

  We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds. For further details regarding performance reporting and advertising, request an SAI at the number listed in "Contract Overview-Questions: Contacting the Company."

32

  Voting Rights

  Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

  The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts. The number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

  Contract Modification

  We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

  Transfer of Ownership

  Ownership of the contract may be changed to the extent permitted by law. You should immediately notify the Company, in writing, of any change in ownership. No such ownership change will be binding until such notification is received and recorded at our Customer Service Center. We reserve the right to reject transfer of ownership to a non-natural person. A transfer of ownership may have tax consequences and you should consult with a qualified tax adviser before transferring ownership of the contract.

  Legal Matters and Proceedings

  We are not aware of any pending legal proceedings which involve Separate Account C as a party. The validity of the securities offered by this prospectus has been passed upon by Counsel to the Company.

  We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

  ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

  Financial Statements

  The consolidated financial statements of the Company and the financial statements of the separate account have been included in the Statement of Additional Information (SAI). Request an SAI at the number listed in "Contract Overview-Questions: Contacting the Company."

  Ernst & Young LLP are the independent auditors for the separate account and for the Company for the year ended December 31, 2002 and 2001. Prior to May 3, 2001, KPMG LLP were the independent auditors for the separate account and for the Company. The independent auditors provide services to the separate account that include primarily the audit of the separate account's financial statements.

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Contents of the Statement of Additional Information

  The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History	2
Variable Annuity Account C	2
Offering and Purchase of Contracts	3
Performance Data	4
Income Payments	10
Sales Material and Advertising	11
Independent Auditors	11
Financial Statements of the Separate Account	S-1
Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries	F-1

You may request an SAI by calling the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

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Appendix I Fixed Dollar Option

  The following summarizes material information concerning the fixed dollar option. You may choose to allocate all or a portion of your purchase payment to the fixed dollar option. If you choose the fixed dollar option, your income payments will generally remain fixed as specified in your contract over the term of the contract. Your fixed payment may vary due to factors including your selection of an increasing annuity or your election and use of a right to withdraw. In certain cases, you may elect a right to withdraw any remaining guaranteed payments, (see "Withdrawals" in this appendix). Amounts allocated to the fixed dollar option are held in the Company's general account that supports general insurance and annuity obligations.

  Interests in the fixed dollar option have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the fixed dollar option may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding the fixed dollar option has not been reviewed by the SEC.

  Payment Options

  All of the payment options described under "Income Payments" in this prospectus are available for the fixed dollar option. If you allocate all of your purchase payment to the fixed dollar option, you may also elect one of the following features in connection with your fixed income payments:

(a)

  A Cash Refund Feature. (Only available if you select 100% fixed payments.) With this feature, if the annuitant or both annuitants (as applicable) die, then the beneficiary will receive a lump-sum payment equal to the purchase payment allocated to the fixed dollar option less any premium tax and less the total amount of fixed income payments paid prior to such death. The cash refund feature may be elected only with a "life income" or "life income-two lives" payment option that has no reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect an increasing annuity with this feature.

(b)

  An Increasing Annuity. (Only available if you select 100% fixed payments.) With this feature you may elect for your payments to increase by either one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be. This is available with any payment option, except for those with a reduction in payment to the survivor, see "Income Payments-Payment Options." You may not elect a right to withdraw or elect the cash refund feature with an increasing annuity.

  Fixed Income Payment Amounts

  The amount of each payment depends upon (1) the purchase payment that you allocate to the fixed dollar option, less any premium tax, and (2) the payment option and features chosen.

  Withdrawals

  Withdrawal Value-Lifetime Payment Options. If you select a lifetime payment option with guaranteed payments and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the contract rate adjusted by the change in the constant maturity ten year Treasury note rate from your contract effective date to the date we calculate the withdrawal value. Any applicable early withdrawal charge will be deducted.

  Withdrawal Value-Nonlifetime Payment Options. If you select a nonlifetime payment option and elect the right to make withdrawals, the withdrawal amount available from any fixed portion of remaining guaranteed payments is equal to the present value of the remaining fixed portion of guaranteed payments calculated using the adjusted contract rate. The calculation is presented below. Any applicable early withdrawal charge will be deducted.

I-1

  The adjusted contract rate equals (Rate of Return) + WY - IY, where:

  Rate of Return is the fixed annuity present value interest rate shown in your contract

  WY is the withdrawal yield

  IY is the issue yield

  WY is determined as follows:

(1)

  WY is the average of the yields, as published in the Wall Street Journal on the Friday before the date of the withdrawal, of noncallable, noninflation adjusted Treasury Notes or Bonds maturing on or closest to the withdrawal duration date.

(2)	The withdrawal duration date is the date (month and year) obtained when the withdrawal duration is added to the date of the withdrawal.
(3)

  Withdrawal duration equals 1 plus the number of whole years from the date of the withdrawal until the final guaranteed payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

IY is determined as follows:
(1)

  IY is the average of the yields, as published in the Wall Street Journal on the Friday before the later of the contract effective date or the benefit change date shown in your contract, of noncallable, noninflation adjusted Treasury Notes or Bonds maturing on or closest to the issue duration date.

(2)	The issue duration date (month and year) is obtained when the issue duration is added to the later of the contract effective date or the benefit change date.
(3)

  Issue duration equals 1 plus the number of whole years from the later of the contract effective date or the benefit change date until the final payment is due, divided by 2. Any resulting fraction will be rounded up to the next whole number.

(4)	Benefit change date is the date of the most recent change, if any, of the guaranteed payment period.

  Early Withdrawal Charge

  Withdrawals may be subject to an early withdrawal charge. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule applicable to your contract:

  Number of Years from
  Contract Effective Date*
  1 or more, but fewer than 2
  2 or more, but fewer than 3
  3 or more, but fewer than 4
  4 or more, but fewer than 5
  5 or more, but fewer than 6
  6 or more, but fewer than 7
  7 or more

Early Withdrawal Charge 6% 5% 4% 3% 2% 1% 0%

* For participants under a group contract, the early withdrawal charge will be calculated based upon the number of years from the certificate effective date.

  The early withdrawal charge, in effect, is a deferred sales charge imposed to reimburse the Company for unrecovered acquisition and distribution costs.

  Internal Exchanges. In the case of amounts transferred from a prior contract issued by the Company or certain of its affiliates, the "Number of Years from Contract Effective Date" is calculated from the date of the first premium payment made under the individual's account under the prior contract or if earlier, the effective date of the individual's account under the prior contract.

I-2

  Reduction or Elimination of the Early Withdrawal Charge. We may reduce or eliminate the early withdrawal charge when sales of the contract are made to individuals or a group of individuals in such a manner that results in savings of sales expenses. The entitlement to such a reduction in the early withdrawal charge will be based on one or more of the following criteria:

(a)	The size and type of group of individuals to whom the contract is offered;
(b)	The type and frequency of administrative and sales services to be provided; or
(c)

  Whether there is a prior or existing relationship with the Company such as being an employee or former employee of the Company or one of its affiliate; receiving distributions or making internal transfers from other contracts or arrangements offered by the Company or one of its affiliates; or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate.

Any reduction or elimination of the early withdrawal charge will not be unfairly discriminatory against any person.

  Death Benefit

  If the annuitant or both annuitants, as applicable, die before all guaranteed payments are paid, payments will continue to the beneficiary in the manner stated in your contract.

  Payment of Death Benefit. Any death benefit will be paid in the form specified in the contract and will be distributed at least as rapidly as under the method of distribution in effect upon the date of death. See "Taxation" for rules that apply if you have elected to delay your payment start date under a nonqualified annuity and you die before the annuity starting date. A lump-sum payment of any death benefit may be requested within six months following the date of death. If a lump-sum payment is requested, no early withdrawal charge is applied and payment will be sent within seven days following our receipt of request in good order. A lump-sum payment may be requested at anytime (even after the six month period) if you had elected the right to withdraw. If a cash refund feature was elected, the death benefit will be paid in one lump sum to the beneficiary.

  If the contract holder who is not the annuitant dies, income payments will continue to be paid to the payee in the form specified in the contract. If no payee survives the death of the contract holder, income payments will be made to the annuitant. Such payments will be paid at least as rapidly as under the method of distribution then in effect.

  Death Benefit Amount. If you elect a right to withdraw, the death benefit value will be determined as described under "Withdrawal Amount" in this appendix. No early withdrawal charge will apply. If the contract is issued with guaranteed payments and with no right to withdraw, the rate used to determine the value of the remaining guaranteed payments will be the fixed annuity present value interest rate shown in the contract.

  The value of the death benefit will be determined as of the next valuation following the Company's receipt at its Customer Service Center of proof of death acceptable to us and a request for payment in good order.

I-3

Appendix II Description of Underlying Funds

  The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge, from our Home Office at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

  Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.

  Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

AIM Variable Insurance Funds - AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.

  Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.

Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: Brown Capital Management, Inc. and SsgA Funds Management, Inc.

  Seeks to achieve a competitive total return through an actively managed nondiversified portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria for the Portfolio. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stock investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.

II-1

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.
Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.

  Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks).

Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio (Initial Class)	Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund (Class 2 Shares)	Franklin Advisory Services, LLC (Advisory Services)

  A nondiversified fund that seeks long-term total return. The fund will normally invest at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase.

ING Partners, Inc. - ING Alger Aggressive Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.

  Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the S&P Mid Cap 400 Index.

ING Partners, Inc. - ING Alger Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation. Invests primarily (at least 65% of total assets) in the equity securities of large companies having a market capitalization of $10 billion or greater.
ING Partners, Inc. - ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.

  Seeks long-term growth of capital; income is a secondary objective. Invests primarily (at least 80% of net assets under normal circumstances) in equity securities of smaller companies. The Portfolio's subadviser considers smaller companies to include those with a market capitalization no bigger than that of the largest company in the S&P Small Cap 600 Index or the Russell 2000 Index.

II-2

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.

  Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.

ING Partners, Inc. - ING DSI Enhanced Index Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: DSI International Management, Inc.

  Seeks higher total return over the long term than the Standard & Poor's 500 Composite Stock Price Index (S&P 500). Uses the subadviser's proprietary enhanced S&P 500 strategy to invest in a selection of common stocks that are included in the S&P 500. Under normal circumstances, invests at least 80% of net assets in common stocks issued by companies represented in the S&P 500 Index. May invest up to 20% of net assets in cash or money market instruments.

  ING Partners, Inc. - ING Goldman Sachs® Capital Growth Portfolio*

  (Service Class)

  * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P.	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity securities.
ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.

  Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have high growth potential. Will normally invest in securities of at least three different countries other than the U.S. and will invest in securities in both developed and developing markets.

ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Robert Fleming, Inc., a subsidiary of J.P. Morgan Chase & Co.

  Seeks growth from capital appreciation. A nondiversified Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued.

ING Partners, Inc. - ING MFS Capital Opportunities Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

II-3

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING MFS Global Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company

  Seeks capital appreciation. A nondiversified Portfolio that invests primarily (at least 65% of net assets under normal circumstances) in securities of companies worldwide including common stocks and related equity securities such as preferred stock, convertible securities and depositary receipts.

ING Partners, Inc. - ING MFS Research Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company

  Seeks long-term growth of capital and future income. Invests primarily (at least 80% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts.

ING Partners, Inc. - ING OpCap Balanced Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC

  Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 70% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. Government securities.

ING Partners, Inc. - ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC

  Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality.

ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc

  Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts, of emerging growth companies.

II-4

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc

  Seeks capital appreciation. A nondiversified Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible in common stocks, of companies the subadviser believes are undervalues in the marketplace. May invest in investment grade fixed-income securities and may invest up to 20% of net assets in non-convertible debt securities rated below investment grade or, if unrated, are of equivalent quality as determined by the subadviser. May also invest up to 20% of assets in securities of foreign issuers.

ING Partners, Inc. - ING Salomon Brothers Investors Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc

  Seeks long-term growth of capital, and secondarily, current income. Invests primarily in common stocks of established U.S. companies. May also invest in other equity securities, including up to 20% of its assets in securities of foreign issuers.

ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.

  Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in the common stocks. Concentrates its investments in growth companies. Investments in foreign securities are limited to 30% of total assets.

ING Partners, Inc. - ING UBS Tactical Asset Allocation Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (US) Inc.

  Seeks total return, consisting of long-term capital appreciation and current income. Allocates assets between a stock portion designed to track the performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500) and a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.
ING VP Balanced Portfolio, Inc. (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically, maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest up to 15% of total assets in high-yield instruments.

II-5

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING VP Bond Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. Under normal market conditions, invests at least 80% of net assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Portfolio may invest up to 15% of total assets in high-yield instruments and up to 25% of total assets in foreign debt securities.

ING Variable Funds - ING VP Growth and Income Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the Portfolio's subadviser believes have significant potential for capital appreciation or income growth or both.

ING Variable Portfolios, Inc. - ING VP Growth Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.

ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 500. The subadviser's objective is to overweight those stocks in the S&P 500 that they believe will outperform the index and underweight or avoid those stocks in the S&P 500 that they believe will underperform the index.

ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 400. The subadviser's objective is to overweight those stocks in the S&P 400 that they believe will outperform the index and underweight or avoid those stocks in the S&P 400 that they believe will underperform the index.

II-6

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 600. The subadviser's objective is to overweight those stocks in the S&P 600 that they believe will outperform the index and underweight or avoid those stocks in the S&P 600 that they believe will underperform the index.

ING Variable Portfolios, Inc. - ING VP International Equity Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities and at least 65% of its assets will normally be invested in securities principally traded in three or more countries outside of the U.S. These securities may include common stocks as well as securities convertible into common stock.

ING Variable Products Trust - ING VP International Value Portfolio (Class R Shares)	ING Investments, LLC

  Seeks long-term capital appreciation. Invests primarily in foreign companies with market capitalizations greater than $1 billion, but may hold up to 25% of assets in companies with smaller market capitalization. Under normal circumstances, will invest at least 65% of total assets in securities of companies located in at least three countries other than the U.S., which may include emerging market countries.

ING Variable Products Trust - ING VP MagnaCap Portfolio (Class R Shares)	ING Investments, LLC

  Seeks growth of capital, with dividend income as a secondary consideration. Under normal conditions, invests at least 80% of assets in equity securities that meet the following criteria: attractive valuation characteristics; dividends; and balance sheet strength. Normally, investments are generally in larger companies that are included in the largest 500 U.S. companies as measured by sales, earnings or assets.

ING VP Money Market Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.

II-7

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP Small Company Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% of net assets in common stocks and securities convertible into common stock of small-capitalization companies, defined as: 1) the 2,000 smallest of the 3,000 largest U.S. companies (as measured by market capitalization); 2) all companies not included above that are included in the Standard & Poor's SmallCap 600 Index or the Russell 2000 Index; and 3) companies with market capitalizations lower than companies included in the first two categories.

ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding ten years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.

ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

II-8

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding five years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.

ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio (Class R Shares)	ING Investments, LLC Subadviser: Aeltus Investment Management, Inc.

  Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks and securities convertible into common stock.

Janus Aspen Series - Balanced Portfolio (Institutional Shares)	Janus Capital

  Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.

Janus Aspen Series - Flexible Income Portfolio (Institutional Shares)	Janus Capital

  Invests primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities and preferred stock. Will invest at least 80% of its assets in income-producing securities. Will invest at least 65% of its assets in investment grade debt securities with a dollar-weighted maturity of five to ten years. Will limit its investment in high-yield/high-risk bonds to 35% or less of its net assets.

Janus Aspen Series - Growth Portfolio (Institutional Shares)	Janus Capital

  Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.

II-9

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Lord Abbett Series Fund, Inc. - Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC

  Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies which Lord Abbett believes are undervalued. May invest in equity securities such as common stocks, convertible bonds, convertible preferred stocks and warrants and similar instruments. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies with market capitalizations of at least $5 billion at the time of purchase. This market capitalization may vary in response to changes in the markets.

Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC

  Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies, those with market capitalizations of roughly $500 million to $10 billion, at the time of purchase. This market capitalization range may vary in response to changes in the markets.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.

  Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities in the U.S. and foreign countries.

Oppenheimer Variable Account Funds - Oppenheimer Strategic Bond Fund/VA	OppenheimerFunds, Inc.

  Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies.

II-10

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.

  Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Invests at least 80% of total assets in income producing equity securities. Income producing equity securities of U.S. issuers include common stocks, preferred stocks and interests in real estate investment trusts. Remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.

Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.

  Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.

II-11

FOR MASTER APPLICATIONS ONLY

  I hereby acknowledge receipt of an Account C prospectus dated December 10, 2003, as well as all current prospectuses for the funds available under the Contracts.

  ____ Please send an Account C Statement of Additional Information (Form No. SAI.XXXXX-03) dated December 10, 2003.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.XXXXX-03 (12/03)
VARIABLE ANNUITY ACCOUNT C OF ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated December 10, 2003 ING Flexible Income Annuity A Fixed and Variable, Single Premium, Group or Individual, Immediate Annuity Contract

  This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the separate account) dated December 10, 2003.

  A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

USFS Customer Service Center 151 Farmington Avenue Hartford, Connecticut 06156 1-800-238-6273
Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS
Page

General Information and History	2
Variable Annuity Account C	2
Offering and Purchase of Contract	3
Performance Data	4
General	4
Average Annual Total Return Quotations	5
Income Payments	10
Sales Material and Advertising	11
Independent Auditors	11
Financial Statements of ING Life Insurance and Annuity Company and Subsidiaries	F-1
Financial Statements of the Separate Account	S-1

  GENERAL INFORMATION AND HISTORY

  ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

  As of December 31, 2002, the Company and its subsidiary life company had $44 billion invested through their products, including $28 billion in their separate accounts (of which the Company, or its affiliate ING Investments, LLC manages or oversees the management of $18 billion). The Company is ranked based on assets among the top 1% of all U.S. life insurance companies rated by A.M. Best Company as of December 31, 2001. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

  In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

  Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

  The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

  From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

  VARIABLE ANNUITY ACCOUNT C

  Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows:

  AIM V.I. Capital Appreciation Fund (Series I)
  AIM V.I. Core Equity Fund (Series I)
  Calvert Social Balanced Portfolio
  Fidelity® VIP Contrafund® Portfolio (Initial Class)
  Fidelity® VIP Equity-Income Portfolio (Initial Class)
  Fidelity® VIP Growth Portfolio (Initial Class)
  Franklin Small Cap Value securities fund (Class 2)
  ING Alger Aggressive Growth Portfolio (Service Class)
  ING Alger Growth Portfolio (Service Class)
  ING American Century Small Cap Value Portfolio (Service
    Class)
  ING Baron Small Cap Growth Portfolio (Service Class)
  ING DSI Enhanced Index Portfolio (Service Class)
  ING Goldman Sachs® Capital Growth Portfolio (Service
    Class)*
  ING JPMorgan Fleming International Portfolio (Initial Class)
  ING JPMorgan Mid Cap Value Portfolio (Service Class)
  ING MFS Capital Opportunities Portfolio (Initial Class)
  ING MFS Global Growth Portfolio (Service Class)
  ING MFS Research Equity Portfolio (Initial Class)
  ING OpCap Balanced Value Portfolio (Service Class)
  ING PIMCO Total Return Portfolio (Service Class)
  ING Salomon Brothers Aggressive Growth Portfolio (Initial
    Class)
  ING Salomon Brothers Fundamental Value Portfolio (Service
    Class)
  ING Salomon Brothers Investors Value Portfolio (Service
    Class)
  ING T. Rowe Price Growth Equity Portfolio (Initial Class)
  ING UBS Tactical Asset Allocation Portfolio (Service Class)

  ING Van Kampen Comstock Portfolio (Service Class)
  ING VP Balanced Portfolio, Inc. (Class R)
  ING VP Bond Portfolio (Class R)
  ING VP Growth and Income Portfolio (Class R)
  ING VP Growth Portfolio (Class R)
  ING VP Index Plus LargeCap Portfolio (Class R)
  ING VP Index Plus MidCap Portfolio (Class R)
  ING VP Index Plus SmallCap Portfolio (Class R)
  ING VP International Equity Portfolio (Class R)
  ING VP International Value Portfolio (Class R)
  ING VP MagnaCap Portfolio (Class R)
  ING VP Money Market Portfolio (Class R)
  ING VP Small Company Portfolio (Class R)
  ING VP Strategic Allocation Balanced Portfolio (Class R)
  ING VP Strategic Allocation Growth Portfolio (Class R)
  ING VP Strategic Allocation Income Portfolio (Class R)
  ING VP Value Opportunity Portfolio (Class R)
  Janus Aspen Balanced Portfolio (Institutional Shares)
  Janus Aspen Flexible Income Portfolio (Institutional Shares)
  Janus Aspen Growth Portfolio (Institutional Shares)
  Janus Aspen Worldwide Growth Portfolio (Institutional
    Shares)
  Lord Abbett Growth and Income Portfolio (Class VC)
  Lord Abbett Mid-Cap Value Portfolio (Class VC)
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Strategic Bond Fund/VA
  Pioneer Equity Income VCT Portfolio (Class I)
  Pioneer Fund VCT Portfolio (Class I)
  Pioneer Mid Cap Value VCT Portfolio (Class I)

* Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

  A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund's prospectus and statement of additional information.

  OFFERING AND PURCHASE OF CONTRACT

  The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the section entitled "Purchase."

PERFORMANCE DATA

  GENERAL

  From time to time, we may advertise different types of historical performance for the subaccounts of the separate account available under the contract. We may advertise the "standardized average annual total returns," calculated in a manner prescribed by the SEC (the "standardized returns"), as well as "non-standardized returns," both of which are described below.

  The standardized return figures are computed according to a formula in which a hypothetical initial payment of $1,000 is applied to the various subaccounts available under the contract, and then related to the ending redeemable values over one, five and ten year periods (or fractional periods thereof). The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent.

TR = ((ERV/P)1/N) - 1

Where:

  TR = The standardized returns net of subaccount recurring charges.

  ERV = The ending redeemable value of the hypothetical account at the end of the period.

  P = A hypothetical initial payment of $1,000.

  N = The number of years in the period.

  The standardized figures use the actual returns of the fund since the date contributions were first received in the fund under the separate account, adjusted to reflect the deduction of the recurring charges under the contract during each period (e.g., currently a 0.95% mortality and expense risk charge and an early withdrawal charge of 7% grading down to 0% after seven years). These charges will be deducted on a pro rata basis in the case of fractional periods.

  The non-standardized return figures will be calculated in a similar manner, except that they may include returns that do not reflect the deduction of any applicable early withdrawal charge. The deduction of the early withdrawal charge would decrease the level of performance shown if reflected in these calculations. The non-standardized figures may also include monthly, quarterly, year-to-date and three year periods, and may include returns calculated from the fund's inception date and/or the date contributions were first received in the fund under the separate account. The non-standardized returns shown in the tables below reflect the deduction of all the current recurring charges under the contract except the early withdrawal charge.

  Investment results of the subaccounts will fluctuate over time, and any presentation of the subaccounts' total return quotations for any prior period should not be considered as a representation of how the subaccounts will perform in any future period. Additionally, the contract value and/or account value upon redemption may be more or less than your original cost.

  AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

  The tables below reflect the average annual standardized and non-standardized return quotation figures for the periods ended December 31, 2002 for the subaccounts under the contract. For those subaccounts where no contributions had yet been received under the separate account, only non-standardized performance is shown below. The standardized returns assume the charges under the contract as described under "General" above. The non-standardized returns assume the same charges but do not include the early withdrawal charges.

  For those subaccounts where results are not available for the full calendar period indicated, performance for such partial periods is shown in the column labeled "Since Inception." For standardized performance, the "Since Inception" column shows average annual return since the date contributions were first received in the fund under the separate account. For non-standardized performance, the "Since Inception" column shows average annual total return since the fund's inception date.

	STANDARDIZED				Date Contributions First Received Under the Separate Account
SUBACCOUNT	1 Year	5 Year	10 Year	Since Inception*
AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
Calvert Social Balanced Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)
Fidelity® VIP Growth Portfolio (Initial Class)
Franklin Small Cap Value Securities Fund (Class 2)
ING Alger Aggressive Growth Portfolio (Service Class)
ING Alger Growth Portfolio (Service Class)
ING American Century Small Cap Value Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING DSI Enhanced Index Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Global Growth Portfolio (Service Class)
ING MFS Research Equity Portfolio (Initial Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)
ING Salomon Brothers Investors Value Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS Tactical Asset Allocation Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class R)(1)
ING VP Bond Portfolio (Class R)(1)
ING VP Growth and Income Portfolio (Class R)(1)
ING VP Growth Portfolio (Class R)
ING VP Index Plus LargeCap Portfolio (Class R)
ING VP Index Plus MidCap Portfolio (Class R)
ING VP Index Plus SmallCap Portfolio (Class R)
ING VP International Equity Portfolio (Class R)
ING VP International Value Portfolio (Class R)
ING VP MagnaCap Portfolio (Class R)
ING VP Money Market Portfolio (Class R)(1)(2)
ING VP Small Company Portfolio (Class R)
ING VP Strategic Allocation Balanced Portfolio (Class R)
ING VP Strategic Allocation Growth Portfolio (Class R)
ING VP Strategic Allocation Income Portfolio (Class R)
ING VP Value Opportunity Portfolio (Class R)
Janus Aspen Balanced Portfolio (Institutional Shares)
Janus Aspen Flexible Income Portfolio (Institutional Shares)
Janus Aspen Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
Lord Abbett Growth and Income Portfolio (Class VC)
Lord Abbett Mid-Cap Value Portfolio (Class VC)
Oppenheimer Global Securities Fund/VA
Oppenheimer Strategic Bond Fund/VA
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)

  Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

*	Reflects performance from the date contributions were first received in the fund under the separate account.
(1)	These funds have been available through the separate account for more than ten years.
(2)

  The current yield for the subaccount for the seven-day period ended December 31, 2002 (on an annualized basis) was (XXX%). Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above except the maximum 7% early withdrawal charge.

	NON-STANDARDIZED					Fund Inception Date
SUBACCOUNT	1 Year	3 Years	5 Years	10 Years	Since Inception**
AIM V.I. Capital Appreciation Fund (Series I)
AIM V.I. Core Equity Fund (Series I)
Calvert Social Balanced Portfolio(1)
Fidelity® VIP Contrafund® Portfolio (Initial Class)
Fidelity® VIP Equity-Income Portfolio (Initial Class)(1)
Fidelity® VIP Growth Portfolio (Initial Class)(1)
Franklin Small Cap Value Securities Fund (Class 2)
ING Alger Aggressive Growth Portfolio (Service Class)
ING Alger Growth Portfolio (Service Class)
ING American Century Small Cap Value Portfolio (Service Class)
ING Baron Small Cap Growth Portfolio (Service Class)
ING DSI Enhanced Index Portfolio (Service Class)
ING Goldman Sachs® Capital Growth Portfolio (Service Class)
ING JPMorgan Fleming International Portfolio (Initial Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)
ING MFS Capital Opportunities Portfolio (Initial Class)
ING MFS Global Growth Portfolio (Service Class)
ING MFS Research Equity Portfolio (Initial Class)
ING OpCap Balanced Value Portfolio (Service Class)
ING PIMCO Total Return Portfolio (Service Class)
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
ING Salomon Brothers Fundamental Value Portfolio (Service Class)
ING Salomon Brothers Investors Value Portfolio (Service Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS Tactical Asset Allocation Portfolio (Service Class)
ING Van Kampen Comstock Portfolio (Service Class)
ING VP Balanced Portfolio, Inc. (Class R)(1)
ING VP Bond Portfolio (Class R)(1)
ING VP Growth and Income Portfolio (Class R)(1)
ING VP Growth Portfolio (Class R)
ING VP Index Plus LargeCap Portfolio (Class R)
ING VP Index Plus MidCap Portfolio (Class R)
ING VP Index Plus SmallCap Portfolio (Class R)
ING VP International Equity Portfolio (Class R)
ING VP International Value Portfolio (Class R)
ING VP MagnaCap Portfolio (Class R)
ING VP Money Market Portfolio (Class R)(1)(2)
ING VP Small Company Portfolio (Class R)
ING VP Strategic Allocation Balanced Portfolio (Class R)
ING VP Strategic Allocation Growth Portfolio (Class R)
ING VP Strategic Allocation Income Portfolio (Class R)
ING VP Value Opportunity Portfolio (Class R)
Janus Aspen Balanced Portfolio (Institutional Shares)
Janus Aspen Flexible Income Portfolio (Institutional Shares)
Janus Aspen Growth Portfolio (Institutional Shares)
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)
Lord Abbett Growth and Income Portfolio (Class VC)(1)
Lord Abbett Mid-Cap Value Portfolio (Class VC)
Oppenheimer Global Securities Fund/VA(1)
Oppenheimer Strategic Bond Fund/VA
Pioneer Equity Income VCT Portfolio (Class I)
Pioneer Fund VCT Portfolio (Class I)
Pioneer Mid Cap Value VCT Portfolio (Class I)

  Please refer to the discussion preceding the tables for an explanation of the charges included and methodology used in calculating the standardized and non-standardized figures. These figures represent historical performance and should not be considered a projection of future performance.

**	Reflects performance from the fund's inception date.
(1)	These funds have been in operation for more than ten years.
(2)

  The current yield for the subaccount for the seven-day period ended December 31, 2002 (on an annualized basis) was (XXX%). Current yield more closely reflects current earnings than does total return. The current yield reflects the deduction of all charges under the contract that are deducted from the total return quotations shown above. As in the table above, the maximum 7% early withdrawal charge is not reflected.

  INCOME PAYMENTS

  Your variable income payments will fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected subaccount(s). The first income payment and subsequent income payments also vary depending upon the assumed annual net return rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Income payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income payment, but subsequent income payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

  A fixed number of annuity units is determined in each of the designated subaccounts on the contract effective date. The number of annuity units, which generally does not change thereafter, is calculated by dividing (a) by (b), where (a) is the amount of the income payment as if the payment was calculated as of the contract effective date, and (b) is the annuity unit value for that investment option on the contract effective date. The first payment will be calculated as of the tenth valuation before the payment due date, which depends upon the payment frequency you have selected. As noted above, annuity unit values fluctuate from one valuation to the next (see "Calculating Variable Income Payments" in the prospectus); such fluctuations reflect changes in the net investment factor for the applicable subaccount(s) (with a ten valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed annual net return rate of 3.5% or 5% per annum.

  The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for each subaccount selected.

  EXAMPLE:

  Assume that you purchase a single premium immediate annuity contract with a $50,000 premium. The payment option that you select has a payment factor of $6.68 per $1,000 of value applied. Also assume that no premium tax charge is payable.

  If a payment was determined as of the contract effective date, that payment would be calculated by multiplying $6.68 per $1,000 by 50.000. This would produce an initial payment of $334.00.

  Assume that the value of the annuity unit on the contract effective date is 13.400000. The payment calculated as of the contract effective date is divided by the annuity unit value to determine the number of annuity units (that is, $334.00/13.400000 = 24.925 annuity units). The number of annuity units will generally remain constant over the term of your contract as determined by the income payment option you select. The value of each payment will be determined on the tenth valuation before the payment due date by multiplying the number of annuity units by that date's annuity unit value.

  Payments will subsequently fluctuate depending upon the net investment performance that occurs between payment valuation dates less a factor that represents the assumed annual net return rate. This offsets the assumed annual net return rate built into the number of annuity units determined above.

  Annuity unit values are calculated on a daily basis by multiplying the annuity unit value by the daily net return factor and by a factor to reflect the daily assumed annual net return rate. The factor for a 3.5% assumed annual net return rate is 0.9999058 and for 5.0% is 0.9998663. The new payment is calculated by multiplying the number of annuity units by the new annuity unit value.

  SALES MATERIAL AND ADVERTISING

  We may illustrate the hypothetical values of income payments made from each of the subaccounts over certain time periods based on the historical net asset values of the funds. We may also advertise returns based on other fee schedules that apply to a particular contract holder. These fee schedules may result in higher returns than those shown.

  We may also include hypothetical illustrations in our sales literature that explain the mathematical principles of compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and savings or investment products such as personal savings accounts and certificates of deposit.

  We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may categorize funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

  We may provide in advertising, sales literature, periodic publications or other materials, information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

  INDEPENDENT AUDITORS

  Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, are the independent auditors for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements. Prior to May 3, 2001, KPMG LLP were the independent auditors for the separate account and for the Company.

VARIABLE ANNUITY ACCOUNT C PART C - OTHER INFORMATION
Item 24. Financial Statements and Exhibits
(a)	Financial Statements:
(1)	Incorporated by reference in Part A: * Condensed Financial Information
(2)	Incorporated by reference in Part B: * Financial Statements of Variable Annuity Account C:
-	Report of Independent Auditors
-	Statement of Assets and Liabilities as of December 31, 2002
-	Statement of Operations for the year ended December 31, 2002
-	Statements of Changes in Net Assets for the years ended December 31, 2002 and 2001
-	Notes to Financial Statements
Financial Statements of ING Life Insurance and Annuity Company:
-	Reports of Independent Auditors
-	Consolidated Income Statements for the years ended December 31, 2002 and 2001, one month ended December 31, 2000 and eleven months ended November 30, 2000
-	Consolidated Balance Sheet as of December 31, 2002 and 2001
-	Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2002 and 2001, one month ended December 31, 2000, and eleven months ended November 30, 2000
-	Consolidated Statements of Cash Flows for the years ended December 31, 2002 and 2001, one month ended December 31, 2000, and eleven months ended November 30, 2000
-	Notes to Consolidated Financial Statements
(b)	Exhibits
(1)	Resolution establishing Variable Annuity Account C(1)
(2)	Not applicable
(3.1)	Broker-Dealer Agreement(2)
(3.2)	Alternative Form of Wholesaling Agreement and Related Selling Agreement(3)
(3.3)	Broker-Dealer Agreement dated June 7, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, Inc. (AISI) and Letter of Assignment to AISI(4)
(3.4)	Underwriting Agreement dated November 17, 2000 between Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC(4)
(4.1)	Variable Annuity Contract (SPIA(GR)99)(5)
(4.2)	Variable Annuity Contract Certificate (SPIA(GR)-99CERT)(5)
(4.3)	Endorsement SPIAE(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.4)	Endorsement SPIAEVW(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.5)	Endorsement SPIAEW(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.6)	Endorsement SPIAEVPG(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.7)	Endorsement SPIAE401(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.8)	Endorsement SPIAE403(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.9)	Endorsement SPIAE457(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.10)	Endorsement SPIAEIRA(GR)99 to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)-99CERT(5)
(4.11)	Endorsement EEGTRRA-HEG(01) to Variable Annuity Contract SPIA(GR)99 and Certificate SPIA(GR)99CERT(6)
(4.12)	Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change(7)
(5.1)	Variable Annuity Contract Application
(6.1)	Restated Certificate of Incorporation (amended and restated as of January 1, 2002) of ING Life Insurance and Annuity Company (8)
(6.2)	By-Laws restated as of January 1, 2002 of ING Life Insurance and Annuity Company (8)
(7)	Not applicable
(8.1)	Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company(9)
(8.2)

  Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company(10)

(8.3)

  First Amendment dated November 17, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (formerly AIM Variable Insurance Funds, Inc.), A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company(10)

(8.4)	Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc.(9)
(8.5)	First Amendment dated October 1, 2000 to the Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc.(4)
(8.6)	Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company(11)
(8.7)	Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company(11)
(8.8)

  Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation(12)

(8.9)

  Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation(13)

(8.10)

  Sixth Amendment dated November 6, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation(14)

(8.11)

  Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and November 6, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation(2)

(8.12)

  Eighth Amendment dated December 1, 1999 to Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, November 6, 1997 and May 1, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund and Fidelity Distributors Corporation(15)

(8.13)

  Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation(12)

(8.14)

  Fifth Amendment dated as of May 1, 1997 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996 and March 1, 1996 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation(13)

(8.15)

  Sixth Amendment dated as of January 20, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996 and May 1, 1997 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation(16)

(8.16)

  Seventh Amendment dated as of May 1, 1998 to the Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997 and January 20, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation(2)

(8.17)

  Eighth Amendment dated December 1, 1999 to Fund Participation Agreement dated February 1, 1994 and amended on December 15, 1994, February 1, 1995, May 1, 1995, January 1, 1996, March 1, 1996, May 1, 1997, January 20, 1998 and May 1, 1998 between Aetna Life Insurance and Annuity Company, Variable Insurance Products Fund II and Fidelity Distributors Corporation(15)

(8.18)	Service Agreement dated as of November 1, 1995 between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company(17)
(8.19)	Amendment dated January 1, 1997 to Service Agreement dated as of November 1, 1995 between Aetna Life Insurance and Annuity Company and Fidelity Investments Institutional Operations Company(13)
(8.20)	Service Contract dated May 2, 1997 between Fidelity Distributors Corporation and Aetna Life Insurance and Annuity Company(18)
(8.21)	Participation Agreement dated as of July 20, 2001 between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Aetna Life Insurance and Annuity Company(19)
(8.22)

  Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(2)

(8.23)

  Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(18)

(8.24)

  Second Amendment dated December 31, 1999 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(15)

(8.25)

  Third Amendment dated February 11, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998 and December 31, 1999 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(20)

(8.26)

  Fourth Amendment dated May 1, 2000 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999 and February 11, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(20)

(8.27)

  Fifth Amendment dated February 27, 2001 to Fund Participation Agreement dated as of May 1, 1998 and amended on November 9, 1998, December 31, 1999, February 11, 2000 and May 1, 2000 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series, and Aeltus Investment Management, Inc.(10)

(8.28)

  Service Agreement dated as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, and Aetna Variable Portfolios, Inc. on behalf of each of its series(2)

(8.29)

  Amendment dated November 4, 1998 to Service Agreement dated as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series(18)

(8.30)

  Second Amendment dated February 11, 2000 to Service Agreement dated as of May 1, 1998 and amended on November 4, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series(20)

(8.31)

  Third Amendment dated May 1, 2000 to Service Agreement dated as of May 1, 1998 and amended on November 4, 1998 and February 11, 2000 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series(20)

(8.32)	Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC(21)
(8.33)

  Amendment dated May 1, 2003 between ING Partners, Inc., ING Life Insurance and Annuity Company and ING Financial Advisers, LLC to the Participation Agreement dated as of November 28, 2001 and subsequently amended on March 5, 2002(22)

(8.34)

  Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001(21)

(8.35)	Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company(21)
(8.36)

  Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement dated November 27, 2001(21)

(8.37)

  Amendment dated May 1, 2003 by and between ING Partners, Inc. and ING Life Insurance and Annuity Company to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001, as amended on March 5, 2002(22)

(8.38)	Fund Participation Agreement dated December 8, 1997 among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation(23)
(8.39)	Amendment dated October 12, 1998 to Fund Participation Agreement dated December 8, 1997 among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation(18)
(8.40)

  Second Amendment dated December 1, 1999 to Fund Participation Agreement dated December 8, 1997 and amended on October 12, 1998 among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation(15)

(8.41)

  Amendment dated as of August 1, 2000 to Fund Participation Agreement dated December 8, 1997 and amended on October 12, 1998 among Janus Aspen Series and Aetna Life Insurance and Annuity Company and Janus Capital Corporation(24)

(8.42)

  Letter Agreement dated December 7, 2001 between Janus and Aetna Life Insurance and Annuity Company reflecting evidence of a new Fund Participation Agreement with the same terms as the current Fund Participation Agreement except with a new effective date of March 28, 2002(21)

(8.43)	Service Agreement dated December 8, 1997 between Janus Capital Corporation and Aetna Life Insurance and Annuity Company(23)
(8.44)

  First Amendment dated August 1, 2000 to Service Agreement dated December 8, 1997 between Janus Capital Corporation and Aetna Life Insurance and Annuity Company with respect to the Janus Aspen Series(24)

(8.45)

  Distribution and Shareholder Services Agreement - Service Shares of Janus Aspen Series (for insurance Companies) dated August 1, 2000 between Janus Distributors, Inc. and Aetna Life Insurance and Annuity Company(24)

(8.46)

  Letter Agreement dated October 19, 2001 between Janus and Aetna Life Insurance and Annuity Company reflecting evidence of a new Distribution and Shareholder Service Agreement with the same terms as the current Distribution and Shareholder Service Agreement except with a new effective date of March 28, 2002(21)

(8.47)	Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company(19)
(8.48)	Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company(19)
(8.49)	Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc.(25)
(8.50)

  First Amendment dated December 1, 1999 to Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and Oppenheimer Funds, Inc.(15)

(8.51)	Service Agreement effective as of March 11, 1997 between Oppenheimer Funds, Inc. and Aetna Life Insurance and Annuity Company(25)
(8.52)	Fund Participation Agreement dated as of July 1, 2001 between Pioneer Variable Contracts Trust and Aetna Life Insurance and Annuity Company(19)
(9)	Opinion and Consent of Counsel*
(10)	Consent of Independent Auditors*
(11)	Not applicable
(12)	Not applicable
(13)	Schedule for Computation of Performance Data*
(14.1)	Powers of Attorney(26)
(14.2)	Authorization for Signatures(3)

*	To be filed by amendment
1.	Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 22, 1996.
2.	Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.
3.	Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75986), as filed on April 12, 1996.
4.	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.
5.	Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 333-09515), as filed on April 20, 1999.
6.	Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 33-81216), as filed on February 15, 2002.
7.	Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-75962), as filed on April 8, 2002.
8.	Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 33-23376), as filed on March 28, 2002.
9.	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.
10.	Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001.
11.	Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.
12.	Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 11, 1997.
13.	Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-34370), as filed on September 29, 1997.
14.	Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement on Form N-4 (File No. 33-75964), as filed on February 9, 1998.
15.	Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000.
16.	Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form S-6 (File No. 33-75248), as filed on February 24, 1998.
17.	Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-88720), as filed on June 28, 1996.
18.	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998.
19.	Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
20.	Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2000.
21.	Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 33-75962), as filed on April 8, 2002.
22.

  Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 of Separate Account B of Golden American Life Insurance Company (File No. 333-70600), as filed on June 5, 2003.

23.	Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 33-75992), as filed on December 31, 1997.
24.	Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 14, 2000.
25.	Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 33-34370), as filed on April 16, 1997.
26.	Included on signature page of this filing

Item 25. Directors and Officers of the Depositor*
Name and Principal Business Address	Positions and Offices with Depositor
Keith Gubbay[1]	Director and President
Phillip Randall Lowery[1]	Director
Thomas Joseph McInerney[1]	Director
Mark Alan Tullis[1]	Director
David Wheat[1]	Director, Senior Vice President and Chief Financial Officer
Allan Baker[2]	Senior Vice President
Robert L. Francis 6140 Stonehedge Mall Rd., Ste. 375 Pleasanton, California 94588	Senior Vice President
Willard I. Hill, Jr.[2]	Senior Vice President
Shaun Patrick Mathews[2]	Senior Vice President
Stephen Joseph Preston[3]	Senior Vice President
Jacques de Vaucleroy[1]	Senior Vice President
Scott Mackenzie[1]	Senior Vice President
Boyd George Combs[1]	Senior Vice President, Tax
James G. Auger[2]	Vice President
Marie Merrill Augsberger[2]	Vice President
Pamela M. Barcia[2]	Vice President
Ronald R. Barhorst 7676 Hazard Ctr. Dr. San Diego, California 92108	Vice President
Linda Beblo[3]	Vice President
Jeoffrey A. Block[4]	Vice President
Kevin P. Brown[2]	Vice President
Anthony Camp[2]	Vice President
Kevin L. Christensen[4]	Vice President
Elizabeth Clifford[3]	Vice President
Brian D. Comer[2]	Vice President
Patricia Marie Corbett[4]	Vice President
Karen Czizik[5]	Vice President
Robert B. DiMartino[2]	Vice President
Shari Ann Enger[3]	Vice President
Brian K. Haendiges[2]	Vice President
Steven J. Haun[4]	Vice President
Ronald Christian Hull[2]	Vice President
William S. Jasien 12701 Fair Lakes Circle, Suite 470 Fairfax, Virginia 22033	Vice President
David Kelsey[2]	Vice President
Mary Ann Langevin[2]	Vice President
Roger E. Lavallee[2]	Vice President
Frederick C. Litow[1]	Vice President
Christine Cannon Marcks[2]	Vice President
Gregory G. McGreevey[5]	Vice President
Gregory J. Miller[2]	Vice President
Todd E. Nevenhoven[4]	Vice President
Ethel Pippin[2]	Vice President
M. Kathleen Reid[2]	Vice President
Robert A. Richard[2]	Vice President
Carl P. Steinhilber[2]	Vice President
Laurie M. Tillinghast[2]	Vice President
Christopher Robert Welp[4]	Vice President
Mary Broesch[3]	Vice President and Actuary
Bruce T. Campbell[2]	Vice President and Actuary
Dianne Clous[2]	Vice President and Actuary
Michael Harris[3]	Vice President and Actuary
Richard Lau[3]	Vice President and Actuary
Laurie A. Schlenkermann[2]	Vice President and Actuary
Mark D. Sperry[2]	Vice President and Actuary
Alice Su3	Vice President and Actuary
Lawrence D. Taylor[5]	Vice President and Actuary
Albert Sekac[2]	Vice President and Appointed Actuary
John R. Dobo[5]	Vice President and Chief Actuary
Cheryl Lynn Price[1]	Vice President and Chief Accounting Officer
Brian John Murphy[2]	Vice President and Chief Compliance Officer
David Scott Pendergrass[1]	Vice President and Treasurer
Renee Evelyn McKenzie[1]	Vice President, Assistant Treasurer and Assistant Secretary
Robin Angel[1]	Vice President, Investments
Daniel J. Foley[1]	Vice President, Investments
Maurice Melvin Moore[1]	Vice President, Investments
Fred Cooper Smith[1]	Vice President, Investments
Joseph J. Elmy[2]	Vice President, Tax
Paula Cludray-Engelke[6]	Secretary
Jane A. Boyle[2]	Assistant Secretary
Linda H. Freitag[1]	Assistant Secretary
Daniel F. Hinkel[1]	Assistant Secretary
William Hope[1]	Assistant Secretary
Joseph D. Horan[1]	Assistant Secretary
David Lee Jacobson[3]	Assistant Secretary
Terri Wecker Maxwell[1]	Assistant Secretary
Donna M. O'Brien[2]	Assistant Secretary
Loralee Ann Renelt[6]	Assistant Secretary
Carol Semplice[2]	Assistant Secretary
Linda Ellen Senker[3]	Assistant Secretary
Patricia M. Smith[2]	Assistant Secretary
Edwina Steffer[6]	Assistant Secretary
John F. Todd[2]	Assistant Secretary
Glenn Allan Black[1]	Tax Officer
Terry L. Owens[1]	Tax Officer
James Taylor[1]	Tax Officer
William Zolkowski[1]	Tax Officer
*	These individuals may also be directors and/or officers of other affiliates of the Company.
1	The principal business address of these directors and these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
2	The principal business address of this director and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3	The principal business address of these officers is 1475 Dunwoody Drive, West Chester, Pennsylvania 19380.
4	The principal business address of these officers is 909 Locust Street, Des Moines, Iowa 50309.
5	The principal business address of these officers is 1290 Broadway, Denver, Colorado 80203
6	The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

  Incorporated herein by reference to Item 26 to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 33-75988), as filed on April 10, 2003 for ING Life Insurance and Annuity Company.

Item 27. Number of Contract Owners
As of August 29, 2003, there were 589,862 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C.
Item 28. Indemnification

  Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-

  775, the determination of and the authorization for indemnification are made (a) by the disinterested directors, as defined in Section 33-770(3); (b) by special counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

  The statute does specifically authorize a corporation to procure indemnification insurance on behalf of an individual who was a director, officer, employee or agent of the corporation. Consistent with the statute, ING Groep N.V. maintains an umbrella insurance policy with an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass the principal underwriter as well as the depositor. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

  Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29. Principal Underwriter
(a)

  In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC also acts as the principal underwriter for ING Partners, Inc. (a management investment company registered under the Investment Company Act of 1940 (1940 Act)). Additionally, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Life Account C of ILIAC, Variable Annuity Account B of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for Variable Annuity Account I of ING Insurance Company of America (IICA) (a separate account of IICA registered as a unit investment trust under the 1940 Act).

(b)	The following are the directors and officers of the Principal Underwriter:
Name and Principal Business Address	Positions and Offices with Principal Underwriter
Ronald R. Barhorst 7676 Hazard Ctr. Dr. San Diego, CA 92108	Director and President
Robert L. Francis[1]	Director and Senior Vice President
Shaun Patrick Mathews[2]	Director and Senior Vice President
Allan Baker[2]	Senior Vice President
Boyd George Combs[3]	Senior Vice President, Tax
Susan J. Stamm[2]	Chief Financial Officer
Maryellen R. Allen[2]	Vice President
Douglas J. Ambrose[1]	Vice President
Louis E. Bachetti 581 Main Street, 4th Fl. Woodbridge, NJ 07095	Vice President
Robert H. Barley[2]	Vice President
David A. Brounley[2]	Vice President
Kathleen Carey-Reid[2]	Vice President
Brian D. Comer[2]	Vice President
Keith J. Green[3]	Vice President
Brian K. Haendiges[2]	Vice President
Bernard P. Heffernon 10740 Nall Ave., Ste. 120 Overland Park, KS 66211	Vice President
William S. Jasien[4]	Vice President
David Kelsey[2]	Vice President
Jess D. Kravitz[2]	Vice President
Mary Ann Langevin[2]	Vice President
Christina Lareau[2]	Vice President
Katherine E. Lewis 2675 N Mayfair Road, Ste. 501 Milwaukee, WI 53226	Vice President
Susan J. K. Lewis 16530 Ventura Blvd., Ste. 600 Encino, CA 91436	Vice President
David J. Linney 2900 N. Loop W., Ste. 180 Houston, TX 77092	Vice President
Frederick C. Litow[3]	Vice President
Mark R. Luckinbill 2841 Plaza Place, Ste. 210 Raleigh, NC 27612	Vice President
Christine Cannon Marcks[2]	Vice President
Richard T. Mason 440 S. Warren St., Ste. 702 Syracuse, NY 13202	Vice President
Pamela L. Mulvey[2]	Vice President
Scott T. Neeb[1]	Vice President
Ethel Pippin[2]	Vice President
Deborah Rubin[4]	Vice President
Frank W. Snodgrass 150 4th Ave., N., Ste. 410 Nashville, TN 37219	Vice President
Terran Titus[2]	Vice President
Bess B. Twyman[2]	Vice President
S. Bradford Vaughan, Jr. 601 Union St., Ste. 810 Seattle, WA 98101	Vice President
Judeen T. Wrinn[2]	Vice President
Therese M. Squillacote[2]	Vice President and Chief Compliance Officer
David Scott Pendergrass[1]	Vice President and Treasurer
Renee E. McKenzie[3]	Vice President, Assistant Treasurer
Joseph Elmy[2]	Vice President, Tax
Paula Cludray-Engelke[5]	Secretary
Loralee Ann Renelt[5]	Assistant Secretary
John F. Todd[2]	Assistant Secretary
Robert J. Scalise[2]	Assistant Treasurer
Glenn Allan Black[3]	Tax Officer
G. Michael Fell[3]	Tax Officer
Terry L. Owens[3]	Tax Officer
James Taylor[3]	Tax Officer
1	The principal business address of this director and these officers is 6140 Stonehedge Mall Rd., Ste. 375, Pleasanton, California 94588.
2	The principal business address of this director and these officers is 151 Farmington Avenue, Hartford, Connecticut 06156.
3	The principal business address of these officers is 5780 Powers Ferry Road, N.W., Atlanta, Georgia 30327.
4	The principal business address of these officers is 12701 Fair Lakes Circle, Suite 470, Fairfax, Virginia 22033.
5	The principal business address of these officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401.
(c)	Compensation to Principal Underwriter during last fiscal year:
(1)	(2)	(3)	(4)	(5)

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*

ING Financial Advisers, LLC	$856,407.81
*

  Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company during 2002.

Item 30. Location of Accounts and Records

  All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the home office of the Depositor as follows:

ING Life Insurance and Annuity Company 151 Farmington Avenue Hartford, Connecticut 06156
Item 31. Management Services
Not applicable
Item 32. Undertakings
Registrant hereby undertakes:
(a)

  to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)

  to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

  The Company hereby represents that it is relying upon and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1988 WL 1235221 *13 (S.E.C.)].

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of ING Life Insurance and Annuity Company, has duly caused this Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 10th day of October, 2003.

VARIABLE ANNUITY ACCOUNT C OF ING LIFE INSURANCE AND ANNUITY COMPANY (Registrant)
By:	ING LIFE INSURANCE AND ANNUITY COMPANY (Depositor)
By:	/s/ Keith Gubbay
Keith Gubbay President

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby constitutes and appoints Julie E. Rockmore, Michael A Pignatella, Megan Dunphy and each of them individually, such person's true and lawful attorneys and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign for such person and in such person's name and capacity indicated below, any and all amendments to this Registration Statement, hereby ratifying and confirming such person's signature as it may be signed by said attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature	Title		Date

/s/ Keith Gubbay	Director and President	)
Keith Gubbay	(principal executive officer))
)
/s/ Randy Lowery	Director	)	October 10,
P. Randall Lowery		)	2003
)
/s/ Thomas J. McInerney	Director	)
Thomas J. McInerney		)
)
/s/ Mark A. Tullis	Director	)
Mark A. Tullis		)
)
/s/ David A. Wheat	Director and Chief Financial Officer	)
David Wheat	(principal accounting officer))
VARIABLE ANNUITY ACCOUNT C Exhibit Index
Exhibit No.	Exhibit

99-B.5.1	Variable Annuity Contract Application	*

99-B.9	Opinion and Consent of Counsel	*

99-B.10	Consents of Independent Auditors	*

99-B.13	Schedule for Computation of Performance Data	*

  *To be filed by amendment